FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                    BUSINESS ISSUERS

Under Section 12 (b) of (g) of the Securities Exchange Act of 1934


                      New Century Resources Corporation
             (Name of Small Business Issuer in its charter)

      Nevada
State or other jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or organization)

23 Themistodis Dervis Street, Third Floor, Nicosia, Cyprus              NA
(Address of principal executive offices)                         (Zip Code)

     Issuer's Telephone Number:    357-2-670076

Securities to be registered under Section 12(b) of the Act:
    Title of each class                      Name of each exchange on which
    to be registered                         Each class is to be registered

                 __________________________________________

Securities to be registered under Section 12(g) of the Act:


                            Common
                       (Title of class)

                               PART I

Item 1.        DESCRIPTION OF BUSINESS

Business Development

Form and Year of Organization

     New Century Resources Corporation (the "Company") was incorporated under the laws of Utah on July 9, 1979 as WEM Petroleum, Inc. for the purpose of engaging in the acquisition, exploration and development of mineral, petroleum and natural gas properties.

Bankruptcy, receivership or similar proceedings

     Neither the Company nor any of its predecessors has been subject to any bankruptcy, receivership or similar proceeding.

Business of the Issuer

Inception and Intrastate Offering

     To fund its original business purpose, WEM Petroleum, Inc. filed a registration statement under the Utah Securities Act, and relied on the exemption from federal registration provided for in Section 3(a)11, Rule 147, of the Securities Act of 1933, as amended (the "Act"), for the purpose of offering for sale an aggregate of 4,000,000 of its unregistered common shares on an intrastate basis. The Issuer's Prospectus was declared effective on September 19, 1979 and the Company closed its offering with all shares offered sold to residents of the State of Utah for gross proceeds of $100,000. The Company subsequently amended its Articles of Incorporation to increase in its capital from 10,000,000 common shares authorized to 50,000,000 common shares authorized

The Company's Operations in the Oil Industry

     From inception through 1981, the Company conducted operations in the oil and gas industry. Pursuant to an option granted the Company in August of 1979, the Company exercised its right to drill exploratory wells on 640 acres in Cache County, Utah. Although various wells were drilled and completed, the Company did not realize any revenues from these oil and gas operations. In 1984, the Company attempted to refocus its business efforts into the mining industry by entering into an option to lease property and mining equipment in Montana. It ceased any significant business operations in the latter part of the 1980's when it failed to exercise the option, due to lack of funding. In 1988, the Company made an effort to commence conducting business again by expanding its business purpose to include the marketing and development of
high-tech products.    The Company's Board was also authorized to seek out
suitable candidates for acquisition or merger. In addition, the Company authorized a reverse split of its issued and outstanding shares one (1) share for ten (10) shares, although the same was never effected. The Company ceased doing business until late 1993.

Agreement and Plan of Reorganization

     On October 25, 1993, the Company entered in to an Agreement and Plan of Reorganization with G.C. Gulf Western Trading Limited, a Cyprus corporation ("GC") and the sole shareholders of GC (the "Plan"), whereby the sole shareholders of GC agreed to surrender all of their right, title and interest in 250,000 shares of GC, which constituted all of the issued and outstanding shares of GC, in exchange for the issuance by the Company of an aggregate of 10,000,000 unregistered shares of common stock of the Company. The 10,000,000 shares to be issued under the Plan were to be issued after giving effect to the one (1) share for ninety-one (91) share reverse split of its outstanding shares contemplated by the agreement. Such 10,000,000 post split shares would have represented 95% of the then issued and outstanding shares of
the Company.    Subsequent to the execution of the Plan, the agreement was renegotiated and the GC shareholders agreed to take 7,200,000 post-split shares of the Company in exchange for their 250,000 shares of GC instead of the 10,000,000 shares authorized by the original agreement. When issued, these 7,200,000 common shares constituted 93% of the then issued and
outstanding shares of the Company.   By reason of this agreement, GC becoming
a wholly-owned  subsidiary of the Company .

     The Plan contained the normal and usual representations of both parties; and, in addition, the Company agreed to call of Special Meeting of its Shareholders for the purpose of ratifying and adopting certain resolutions enabling the Company to (i) change its name to New Century Resources Corporation; (ii) to elect a new Board of Directors namely, George Christodoulou, Solon Piitarides, and Chloe Papadopoulou as members of the Board (iii) to authorize restatement of the Company's Articles of Incorporation to better reflect the Company's change in business and to better reflect the effects of the new Utah Revised Business Corporations Act;
(iv) to ratify the plan of reorganization; (v) to effect the one (1) shares for ninety-one (91) share reverse split of the Company's issued and outstanding shares required by the agreement; and (v) to appoint a new auditor. The foregoing meeting was duly held on the same date as the closing of the Plan pursuant to formal call and notice, and the items listed were voted upon and adopted by a majority of the shares present either in person or by proxy at the Special Meeting. Articles of Amendment changing the name of the Company to New Century Resources Corporation were filed with Utah Division of Corporations on November 8, 1993.

Change of Domicile

     On January 11, 1998, the Company changed its domicile to the State of Nevada by effecting a merger between a company incorporated in Nevada solely for such purpose, New Century Resources Corporation, a Nevada corporation.
The Articles of Incorporation for the Nevada corporation were filed in the State of Nevada on January 11, 1994. A Special Meeting of the Shareholders of the Company was held pursuant to formal call and notice thereof on January 21, 1994. The notice of special meeting informed the shareholders that the meeting was being called to adopt a plan of merger between the Company and the Nevada entity and informed the shareholders, as required by Utah law, that they were entitled to dissenters' rights. At the meeting, a quorum was declared. Thereupon, stockholders ratified the Plan of Merger and all shares in the Utah corporation were converted into shares of the Nevada entity, one share for one. The Nevada entity became the surviving corporation and the Utah corporation was dissolved on February 14, 1994. As a result of the merger/change of domicile, the Articles of Incorporation of the Nevada entity became the Articles of the Company. Under those Articles, the Company has 150,000,000 shares authorized designated as 50,000,000 preferred shares, par value $0.001 and 100,000,000 common shares par value $0.001. The Articles also allow that the preferred shares may be issued in such series and with such rights and preferences and limitations as may be determined by the Company's Board of Directors.

Forward Looking Information

     This registration statement contains certain forward-looking statements information relating to the Company that are based upon beliefs of the Company's Management as well as assumptions made by and information currently available to the Management. When used in this registration statement, the words anticipate, believe, estimate, expect, and similar expressions, as they related to the Company and the Company's Management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company with respect to the future events and are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward looking statements.

Business of Issuer

Principal Business Asset of the Company - Klein Trekkopje Uranium Deposit

     The principal asset of the Company's wholly owned subsidiary and operating entity, GC Gulf Western Trading Limited., a Cypriot corporation ("GC Gulf"), consists of a 70% interest in a uranium prospecting grant located in Namibia, called the "Klein Trekkopje Uranium Deposit". The grant covers approximately 45,000 hectares of land situated in South Damaraland, Namibia. GC Gulf's basis in the property, as of the date GC Gulf was acquired by the Company, was approximately $9,500,000, with acquisition costs at $8,580,000 and development costs of approximately $910,000. The property has been extensively investigated and explored and there are extensive reports of the
reserves on the property.   The reserve reports which were the basis of the
Company's acquisition of the Klein Trekkopje uranium prospect were prepared by the South African Atomic Energy Commission and by Research Centre Du Pau du Aquitaine of France which estimated the uranium reserves just prior to the
Company's acquisition of the prospect at $858,000,000.   The entire reserve is
considered "undeveloped" and as of the date hereof, no mining operations have
been conducted.   However, the Company has been required to do extensive
development work on the prospect in order to keep its concession in effect and procure the existing renewal of the prospect which runs through November of 2002 without further exploration or development work by the Company. GC Gulf also has an option to acquire the remaining thirty percent (30%) interest in the uranium prospect for an aggregate sum of $3,000,000, exercisable at any time so long as the Company retains its interest in the property.

Potential Products and their Markets

     If the Company were to commence mining operations on the Klein Trekkopje Uranium Deposit the results of operations would produce refined Uranium suitable for use as fuel for nuclear reactors used to produce electricity. The primary market for the product would be electrical power utilities which generate electrical power in nuclear power plants. Distribution of this product, if production were to be initiated, would be effected by sale of raw uranium at the plant site.

     As indicated, no actual mining operations have been conducted on the Klein Trekkopje Uranium Deposit. It is estimated that a further investment of $120 to $150 million would be required to acquire earth-moving and transport equipment, build a processing plant, and purchase the equipment needed to refine raw ore into saleable Uranium products.

     The Company believes that at the present time the quantity of usable Uranium being produced exceeds the world market for the product with the result that the price is presently so low as to make the investment of the sums required to get the Klein Trekkopje Uranium Deposit into production unwarranted. Without such substantial investment which the Company does not intend to make in the foreseeable future, if at all, the Company will not be unable to compete in the market for Uranium products.

     If the Company's present intentions should change, and it should determine to attempt to put its Uranium property into production, it might be dependent on one or a few major customers for its product. Loss of any such customer, or the imposition of regulations which might have significant impact on the ability of such customers to use the Company's product, would materially effect its operations and revenues.

     The Company does not own any interest in, and is not a party to any patents, trademarks, licenses or concessions (excepting the government concession covering the Klein Trekkopje Uranium Deposit which is discussed above), franchises, royalty agreements or labor contracts. Its Klein Trekkopje concession was renewed on November 25, 1999 for a period of three
(3) years.

     Were the Company to become a producer of refined Uranium, its business would be subject to myriad government regulations which could adversely affect the market for its product. Specifically, security concerns related to Uranium products, safety concerns regarding nuclear power plants, and toxic waste disposal concerns related to spent uranium rods used to power the plants are all subject to government regulation which could significantly impact the markets for the Company's products were it to get its property into production. No assurance can be given that regulatory and government controls could not materially affect the market for the Company's products, and no estimate can presently be given of the potential cost of complying with applicable regulations and restrictions.

     The only expenditures made by the Company or its affiliates on its behalf during the last two years have been related to accomplishing the assessment, evaluative and development work to maintain, and obtain an extension of the Company's Klein Trekkopje Uranium Deposit.

     At the present time New Century Resources Corporation does not have any full or part time employees. The services required by present operations are supplied by the Gulf Group of Companies, affiliated with New Century through the direct and indirect ownership of shares and otherwise, without cost to the Company.

ITEM 2.MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

     In November, 1999 the Company obtained an extension of the Klein Trekkopje Uranium Deposit from the Namibia government. The Company's primary efforts theretofore were directed to doing the exploration and development work on the property necessary to obtaining the extension. Once that work was completed, the Company ceased conducting further active business operations aside from those necessary to maintain the active status of the Company and obtaining legal, auditing and accounting services necessary to file this registration statement.

     Due to the limited nature of its present business, the Company has no significant cash requirements. Such services as are required to meet current operating needs are, and will continue to be for the foreseeable future, provided to the Company by the Gulf Group of Companies and George
Christodoulou, without cost to the Company.

     The Company has no employees and it is not anticipated that any will be hired unless and until the Company resumes active business operations. The Company is not engage in any product research or development, or other similar activities.

     Due to the current market condition in the Uranium production and refining industry, Management has determined to seek an opportunity to sell or trade its Uranium interests and acquire a business capable of generating immediate revenue.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

     As indicated, Management has, after careful analysis, determined that the expenditure of funds required to put the Klein Trekkopje Uranium property into operation is not warranted by the present status of the market for Uranium. Specifically, the primary market for refined Uranium is the power industry. Present demand for Uranium is adequately served by existing supplies of refined Uranium. The present supply is equal to or greater than present demand with the result that the Company would not be in a position to compete successfully in the market place even if it could get the Klein Trekkopje project into operation. Management believes that it would take from $120 to $150 Million to purchase mining and earth-moving equipment and build the ore processing plant necessary to place its Uranium concession into operation. The Company does not have any realistic prospect of raising the required capital and has determined that even if such capital were to become available, the expenditures would be unwarranted by present conditions in the Uranium market. And while Management is confident that the world will ultimately be forced to rely on nuclear energy in the future, the existing uncertainties in the industry and the persistence of questions regarding the storage and disposal of nuclear waste are sufficiently serious to make further investment in the Uranium industry completely unwarranted either now, or in the foreseeable future.

     Accordingly, Management has determined to seek to divest the Company of its interest in the Klein Trekkopje Uranium property by trade or sale, and attempt to acquire some active business which is presently in operation and capable of producing immediate revenues. Several prospects are under consideration, but no negotiations have been conducted in connection with any particular prospect. Given present circumstances in the Uranium industry, the large investment which would be required to place the Klein Trekkopje property into operation, and the uncertain future of the nuclear power industry, no assurance can be given that the Klein Trekkopje project could be sold for a sum equal to its stated value, or that opportunities will present themselves which would permit the Company to trade the property for some any potentially profitable business operation.

ITEM 3.DESCRIPTION OF PROPERTY

Location and Access to the Klein Trekkopje

     The Klein Trekkopje deposit is situated 60 kilometers northwest of the town of Swakopmund, Namibia.

Description of the Company's Title and Claim  to the Klein Trekkopje

      The Company's ownership of 70% of the Klein Trekkopje deposit is based on GC Gulf's ownership of 70% of Consolidated Resources Namibia (Pty) Ltd., a Namibian corporation ("Consolidated"). In addition, pursuant to an option agreement, GC has the right to purchase an additional 20% of Consolidated for $1,000,000 and the final 10% of Consolidated for $2,000,000. Gulf Western Trading Namibia (Pty) Ltd. is the beneficiary of a renewal of a prior prospecting grant on the subject property granted by the Minister of Mines and Energy of Namibia on November 25, 1999.

     On June 17, 1991, in accordance with the provisions if section 60 of the Mines, Works and Minerals Ordinance, 1968, Prospecting Grant M.46/3/1843 (the "Grant") was granted by the Minister of Mines and Energy of Namibia to Consolidated as Prospector of the subject property. The Grant gave Consolidated exclusive right to prospect for all minerals on the property with the exception of natural oil, salt, gypsum, limestone and marble, and any material which is a source material for the purpose of the Atomic Energy Act of 1967(the "Grant"). The property was identified as being located in the
District of Damaraland, Republic of Namibia.    The period of the Grant was
for two years from the date (calculated from July 12, 1990) unless abandoned or otherwise terminated, and could, at the discretion of the Minister of Mines, be extended upon application therefor made three months prior to the expiration of the grant. The extensions were applied for and granted to Consolidated until the present extension was granted to Gulf Western Trading Namibia (Pty) Ltd. The cost of the Grant to Consolidated was 5,362 rand per year, made in advance of each year, and Consolidated was also required to spend annually an amount not less than R37,500 (excluding purchase price of vehicles and head office expenses) on the Grant area commence with prospecting within three months from the signing of the Grant.

      Under the terms of the Grant, Gulf Western Trading Namibia (GWTN), as present Prospector, is required to perform certain work including beaconing off the Grant area to the satisfaction of the Commissioner of Mines and maintaining the beacons. GWTN is also required to keep records of all prospecting pits or trenches, shafts, tunnels or other excavations; sites and depths of all bore holes and formations passed through; the number of employees and the expenditures incurred in connection with all prospecting work. The Minister of Mines has the right to examine such records. GWTN also must furnish reports to the Minister of Mines on a quarterly basis, reflecting particular information on (1) the number and dimensions of all pits, trenches, tunnels, shafts, or other excavations; the geological formations encountered and analysis, if any, of minerals found, as well as
details of prospecting surveys;   (2) details on boreholes drilled and depth
and strata intersected and the number of workmen (listing skilled and unskilled separately) employed.; (3) expenditures incurred in respect of salaries and wages (skilled and unskilled separately), stores, equipment, machinery and vehicles, and details of any other expenditure; (4) details on any non-physical prospecting carried out; and (5) quantity and value of any ore or minerals exported or sold. If applicable, Consolidated must file a nil-return giving reasons why no prospecting operations were conducted. Returns are required to reach the office of the Mining Commissioner no later than the 15th day of the month following the quarter for which the return is being filed.

     The present grant will expire on November 25, 2002. GWTN must also file certain reports when applying for further extensions of the Grant (or if the grant ceases to exist for any reason) in respect of prospecting operations carried out on the Grant area, free and clear of charge, with a detailed written report on accompanying geological information an plans, in duplicate, of progress made and results obtained. The Grant may not be leased, ceded or transferred without approval of the Minister of Mines. GWTN may abandon the rights granted under the Grant upon a thirty (30) day written notice to the
Mining Commissioner.    The Minister of Mines may terminate the Grant if
Consolidated fails to comply with the provisions of the grant without provided sufficient reasons for such default in performance. GWTN is also required to undertake to take necessary steps in its prospecting operations to adequately safeguard and protect the rights, property and person of any persons lawfully using or entitled to use the surface of the Grant area. In addition, GWTN must restore the Grant area, where possible to is original level or state before vacating the Grant area., which includes the filling in of all prospecting excavations and opencast working in such manner as the Minister of Mines for Namibia may direct. GWTN is also required to make certain notification letters to each land owner or representative of every farm upon which work was done which must be executed by such persons and returned to the Chief Inspector of Mines.

     An addendum to the Grant requires that GWTN make use exclusively of local labor, limited to Damaraland, unless it can convince the Minister of Mines that a need for additional labor exists which cannot be found locally . GWTN must also put into effect a training program for local laborers within 6 months from commencement of activities, and, each year, must demonstrate to the Minister of Mines that such training program is being carried out as far as practicable.

Brief Description - Previous Operations on the Klein Trekkopje

     The Klein Trekkopje deposit is a surficial calcrete-hosted uranium deposit consisting of calcretised detrital sediments. These deposits are difficult to sample effectively due to the common presence of a strong nugget effect and loss of carnotite mineralization in the fine material during sample
collection and preparation.   The name Klein Trekkopje comes from a nearby
prominent mountain where, at the turn of the century, cattle herders moving with oxen drawn wagons sheltered over-night at the mountain "Klein" (small or small mountain). "Trek" is to move by ox drawn wagon or go on safari with ox
wagons which were the main means of transport in those times.   The deposit
was discovered as a result of a government airborne radiometric survey
conducted in 1970.   During the 1979 and the early 1980's,  Sorepmas and
Omitara Mines Limited, subsidiaries of a French controlled company, were responsible for much of the exploration program involving the proving of the
Klein Trekkopje uranium deposit.   Ground radiometrics by Cadrim Namibia Ltd.
in 1979 identified specific areas which were subsequently investigated by means of percussion drilling and spectrometric borehill logging. In 1981, pits were dug and sampled by various techniques to assess the reliability of the drilling results.

      By the end of 1982, the Klein Trekkopje uranium deposit had been largely
defined and outlined by the extensive fence line drilling programs. During 1982 and 1983, in fill drilling lines and pitting and trenching programs were completed. The pitting and trenching program generated bulk ore samples for
metallurgical  testing.   The deposit was evaluated geostatistically at
different cut-offs which yielded reserve estimates ranging from 57,800 tons U308 at 89 ppm U308 to 2,200 tons U308 at 216 ppm U308. Preliminary studies indicated radioactive disequilibrium to be present. The project was abandoned, however, due to the falling price of uranium before the studies could be adequately completed. In addition, the Western world powers introduced sanctions against South Africa and South West Africa (now Namibia) forcing French owned companies to cease activities in these two countries. Sanctions were further entrenched and the French companies abandoned their offices in Southern Africa. For some time the mineral rights continued to be held through a front company; however, eventually these rights were abandoned since no work could be performed on the prospect and Namibia's independence seemed years away.

     In 1989, Consolidated, which is 70% owned by GC Gulf, after waiting several years, was finally granted the mineral exploration rights whereupon it set about amassing all of the previous exploration data from both governmental
and private sources. All of the gathered exploration data was then submitted to the South African Atomic Energy Commission which was then commissioned to update the data and to ascertain the ore reserves at different U308 cut-off
grades. .   The South African Atomic Energy Commission report was completed in
December of 1991 on behalf of Consolidated a and GTCN, its majority shareholder.

     In 1991, Earth and Environmental Technology ("EET") carried out a kriging exercise on behalf of Consolidated Resources Namibia (PTY) Ltd.
("Consolidated") to estimate the the ore reserves at Klein Trekkopje which ultimately were in good agreement with the Cadrim estimates.

     In 1993, Consolidated requested that EET evaluate the results of a sampling program which was to be conducted after reopening the old Cadrim pits. EET placed a calibrated spectrometer at Consolidated's disposal fir radiometrically scanning the sampled faces and assisted with the analysis of the samples for uranium and strontium, as well as the analytic determination of the state of radioactive disequilibrium of selected samples. Fifteen of the original sixteen pits were reopened to a maximum depth of 4.2 meters and channel sampled over sample widths of up to one meter. The channels were then spectrometrically scanned with a calibrated and screened spectrometer. The samples were bagged and shipped to Pelindaba for analysis.

     The Cadrim pitting results were examined and correlation between the various sampling techniques used was also investigated. The basic assumption taken was that the large bulk collected were most closely representative of the true grade at a particular site. The study showed there was a clear relationship between the sampling volume and the degree of correlation between the different sampling techniques. The coefficients of determination relative to the bulk chemical analysis ranged from better than 80% for the spectrometric scanning results of the bulk samples to less than 25% for the chemical analyses of the channel samples of the pit faces. The result showed that a strong local nugget effect was present which more than sufficient to overwhelm the effects of disequilibrium which might have been present. It was not possible to determine whether any disequilibrium was present much less quantify it. One positive feature of the results was that although precise estimates of the true grade of a sample was not possible, the number of samples taken was sufficient to ensure that the average grades derived from the ore reserves were reasonably close estimates.

     The Consolidated pit samples gave results which ranged from 0 ppm to 1 568 ppm for uranium and from 154 ppm to 8 863 ppm strontium. Comparison between the Consolidated and Cadrim results for uranium showed them to agree within the limits imposed by the influence of the nugget effect. Differences between the sampling volumes of the spectrometric scanning and the channel sampling, prevented the identification and quantification of the disequilibrium which might be present because of the influence of the nugget effect. The analytical determination of the disequilibrium showed that it exists in places, but this study and that conducted by Cadrim indicate that the deposit as a whole is probably in a state of radioactive equilibrium. Disequilibrium appears to be a restricted phenomenon resulting from localized remobilization of uranium in response to the fluctuations in the level of the water table. This will have a negative effect on the reliability of individual samples but not on the ore reserve estimations of the whole deposit.

     The nugget effect and localized disequilibrium make it necessary to approach any economic feasibility study of deposit very conservatively and, in the event of the deposit being exploited, tight grade control procedures would have to be implemented. In addition, the strontium market will have to be explored because the levels of strontium may have important implications on the exploitation of the deposit in general

The Present Condition of the Klein Trekkopje

     Though there has been significant survey and sampling work done on the Klein Trekkopje Uranium property, the extent of sampling is insufficient to establish the presence of any proven or probable ore reserves on the property. At the present time, the property is in the exploration state, that is: the Company has been engaged in the search for mineral deposits (reserves) which are not in either the development or production stage.

     Were the Company to raise the capital required to purchase mining and earth-moving equipment and build a plant through which to refine Uranium on the Klein Trekkopje property, which it has no intention of doing at the present time or in the foreseeable future, it would be required to create a comprehensive plan to mine the ore bodies believed to exist on the property and obtain a mining concession from the Minister of Mines and Energy of Namibia.

     No mining activities are presently being carried out on the property and no such activities have been carried out thereon at any time in the past. There are no plant facilities or significant equipment on the property and, given the present situation in the Uranium industry, the Company has no present plans to construct any plant facilities or purchase any of the equipment which would be necessary to conduct mining operations. At the present time, the property is raw land which has been subjected to significant sampling and survey activities. No mining development activities have been completed or are presently contemplated.

      The uranium deposit on the property occurs in the course fluviatile gravel sediments that accumulated in deep old river channels dating back more than 15 million years. The uranium precipitated somewhere between one and two million years ago. The sediments were deposited during a generally arid climate that was conducive for precipitation of uranium as the vanadium bearing mineral, carnotite. Calcrete deposits comprising the minerals calcite, gypsum, dolomite and strontianite formed extensively which cemented the gravel and host the carnotite. Calcite is the major component occurring ubiquitously in the upper 10 meters whereas gypsum is found mainly in the top
one meter.   The estimations of the uranium ore grades and reserves at the different cut-off values show that Trekkopje is a low-grade uranium deposit, although the tonnage is large. It is currently the largest uranium deposit of its type in Namibia.

     At the present time the cost of extracting the uranium is estimated to be about $24 per pound. That rate, coupled with the large investment in equipment and plant facilities which would be necessary to put the property into production are inconsistent with profitable operations at the present time.

     The Company is advised that though current uranium demand is being met, stockpiles are being depleted with the result that demand could increase, causing an increase in the price of uranium in the future. In that event, a full viability study would be warranted to more accurately ascertain the cost of putting the property into production and the potential profitability of such efforts. No assurances can be given that operation of the property will ever be economically feasible.

ITEM 4.SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the amount and nature of beneficial ownership of each of the executive officers and directors of the Company and each person known to a beneficial owner of more than five percent of the issued and outstanding shares of the Company. The table sets forth the information based on 8,481,724 common shares issued and outstanding as of the date hereof.


          Position(s)                             Amount and
Tile      With or                                 Nature of        Percent
of        Relationship  Name and Address of       Beneficial       of Class
as
Class     to Company    Beneficial Owner          Ownership        Current
Date

Common    Director      George Christodoulou(1)   1,650,000        19.45%
          President                               Record and
          CEO                                     Beneficial

Common    Secretary/    Chloe Papadaploulou       20,000             .2%
          Treasurer                               Record and
          Director                                Beneficial

Common    Vice-Pres.    Solon Piitarides          1,000,000         11.79%
          Director                                Record Beneficial

Common    5% or more    Shirley Christodoulou(2)  2,800,000         33.01%
          shareholder                             Record and Beneficial

Common    5% or more    Costa Vassiliades         1,100,000         12.97%
          shareholder                             Record and Beneficial



          Officers and                            5,470,000         64.49%
          Directors (3 Persons)
          As a group

1 Shirley Christodoulou is the wife of George Christodoulou, an officer and director of the Company; the shares held in her name, therefore, could be construed as being owned by George Christodoulou.

2. In calculating the amount of shares owned by all officers and directors as a group, Shirley Christodoulou's shares have been included as a result of her relationship with George Christodoulou, president, CEO and director.

Change of Control Arrangements

     There has been no change in control of the Company since 1993. and there are no present arrangements or provisions related to any such changes in the future.

ITEM 5.DIRECTOR, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Officers and Directors

     The names, addresses, ages and respective positions of the directors and officers of New Century Resources Corporation are as follows. These persons were elected to their respective positions on the date indicated and will, under the Company's By-Laws, serve for one year or until their replacements are elected.
Name and Address               Age      Position Held & Date Elected

George Christodoulou           57       President          October 25, 1993
23 Themistocles DervisStreet            Director           October 25, 1993
3rd Floor
1066 Nicosia, Cyprus

Solon Piitarides               67       Vice-President     October 25, 1993
Liondiou 1 Street, No. 252              Director           October 25, 1993
Liamasol, Cyprus

Chloe Papadopoulou             38       Secretary          October 25, 1993
23 Themistocles Dervis Street           Director           October 25, 1993
3rd Floor
1066 Nicosia, Cyprus

Biographical Information on Officers and Directors

George Christodoulou

     Mr. Christodoulou was received his secondary education in South Africa where he completed post high school classes in mechanical engineering and geology. He relocated to Cyprus in 1983 where he organized and has, since that date, been the President and Chief Executive Officer of G.C. Gulf Group of companies, a group of approximately 9 companies including Dimacor Diamond Mining Company Pty. Ltd., Loston Diamond Mine Pty. Ltd. and Loxton Exploration
Pty. Ltd., African Coast Diamonds and Minerals (Pty.) Ltd., GSE Diamond Merchants (Pty) Ltd., GC Gulf Minerals, Ltd. and GC Gulf Western Trading, Ltd., Petroleum Development Services Marketing, Ltd. and Gulf Western Mining Ltd., all of which are and have been involved in various forms of trading, mineral exploration and mining. He has been engaged in the mineral exploration and mining business for more than thirty years.
Solon Piitarides

     Since 1967 Mr. Piitarides has been Chairman and Managing Director of Fairways Limassol Ltd., representative of Mitsubishi Motors, the largest automotive dealer in Cyprus. During that period he has been actively involved in government and party responsibilities in Cyprus, and has been the Chief Executive Officer of a seven company group of family real property holding and development companies under the leadership of Solon Piitarides Developments, Ltd., a Cyprus corporation.

Chloe Papadapoulou
     Since 1985 Ms. Papadopoulou has been employed by GC Gulf Minerals, Ltd. Initially she acted as telephone-telex operator and performed filing and secretarial services. In 1987 she became the office administrator for the Gulf group of companies and has, since 1988, been the Secretary of the Gulf group of companies and acted as personal assistant and business adviser to Mr.
George Christodoulou, Chairman and CEO of the Companies.

Significant Employees

     At the present time the only person performing significant services for the Company is George Christodoulou who is serving without compensation. Required ministerial services are performed by employees of the Gulf Western Companies of which Mr. Christodoulou is also president, without charge to the Company.

Involvement in Certain Legal Proceedings

     No director, executive officer, or person nominated to become a director or executive officer of the Company, or controlling stockholder has ever - :

          (1) Filed a petition under federal bankruptcy laws or any state insolvency law, now had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

          (2) Was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offences);

          (3) Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him or her from or otherwise limiting his involvement in any type of business, securities or banking activities;

          (4) Was found by a court of competent jurisdiction in a civil action, by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended , or vacated.

Family Relationships

     There are no family relationships between any of the officers or directors of the Company. However, Shirley Christodoulou, who holds 2,800,000 shares constituting 33.01% of the Company's outstanding common shares is the wife of George Christodoulou, president, CEO and a director of the Company.

ITEM 6.EXECUTIVE COMPENSATION

     Neither during the last fiscal year nor at any time since 1994 has the Company paid any compensation to officers, directors or executives. The Board of Directors has adopted a general resolution generally permitting the payment of executive compensation, but neither compensation amounts nor any plan for the payment of the same have been approved. It is not anticipated that any executive compensation will be paid, aside from the reimbursement of out-of-pocket expenses, unless or until the Company is able to enter into revenue producing activities.

      The Company has not adopted, and does not intend to adopt in the foreseeable future, any stock appreciation rights, compensation plan providing for cash, shares or other compensation to any executive, or long term incentive plan.

Question regarding the Gulf Companies.

Employment Contracts

     The Company is not party to any employment contracts.

ITEM 7.CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company has not been party to any transactions of any type or sort with any of its directors, executive officers or promoters within the last two years and no such transaction is contemplated in the foreseeable future. There is, however, the possibility that if the Company can identify a new active business operation which can be acquired either through the sale, assignment or trade of the Klein Trekkopje Uranium Deposit, George Christodoulou may be involved in providing capital necessary to effect such an exchange or may personally provide a business asset to be acquired in any such transaction. No such transaction will be entered into by the Company without the approval of stockholders.

     The only parent of the Company who maintains any business relationship with the company is George Christodoulou who, with his wife assigned a 70% interest in the Klein Trekkopje Uranium Deposit to the Company in exchange for
7,200,000 of its common shares in 1994. Mr. And Mrs. Christodoulou control approximately 54.5% of the outstanding shares of the Company at this time. There has been no transaction between the Company and Mr. Christodoulou or any person or corporation with which he has been affiliated since the 1994 transaction.

ITEM 8.DESCRIPTION OF SECURITIES

Common Stock

     The Company is authorized to issue a total of 150,000,000 shares, including 10,000,000 common shares of a par value of one mil ($.001) and 50,000,000 preferred shares of one mil ($.001 par value.

     Under the laws of the State of Nevada, each share of Common Stock is entitled to share pro-rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of Common Stock has any pre-emptive right to acquire any additional of the Company's securities.
Upon
dissolution, liquidation or winding up of the Company, the assets will be divided pro rata on a share-for-share basis among holders of the shares of Common Stock, giving account to any preferences which may have been assigned to holders of preferred shares, none of which are outstanding at the present time. All shares of Common Stock outstanding are fully paid and non-assessable and the shares will, when issued upon payment therefore as contemplated hereby, be fully paid and non-assessable.

     Each shareholder of Common Stock is entitled to one vote per share with respect to all matters submitted to a vote of shareholders. The shareholders are not entitled to cumulative voting in the election of directors. Accordingly, the holders of more than 50% of the shares voting for the election of directors will be able to elect all the directors if they choose to do so.

Preferred Stock

     The Company is authorized to issue 50,000,000 preferred shares of one mil
($.001) par value. The preferred shares may be issued in series and from time to time with such voting power, designations, preferences, and relative participating, optional, or other rights, qualifications, limitations, or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the issue of such class, classes or series adopted by the Board of Directors. Each class or series may be made subject to redemption at such time and at such price or prices as such resolution or resolutions providing for the issue of such stock shall state and express. The holders of the preferred stock of any class or series shall be entitled to receive dividends at such rates, on such conditions, and at such times, as provided for in a resolution adopted by the Board of Directors, payable in preference to or in relation to, the dividends payable on any other class or classes of stock Preferred shareholders shall be entitled to such rights upon the dissolution of, or upon any distribution of, the assets of the corporation as may be stated in a resolution adopted by the Board of Directors; or any class or series may be convertible into or exchangeable for shares of any other class, classes or series of capital stock of the corporation, at such price or prices, or at such rates of exchange, and with such adjustments, and shall be stated and expressed in the resolution or resolutions of the Board of
Directors providing for the issuance thereof.

     At the present time there are no preferred shares outstanding. The Board of Directors has not adopted, nor does it harbor any present intention of adopting any resolutions related to the potential issuance of preferred shares.

PART II

ITEM 1.MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Principal Market

     Common shares of the Company are traded on the National Association of Securities Dealers Over the Counter Electronic Bulletin Board under the trading symbol "CREE ". The following chart presents the range of high and low bid prices for the Company's common stock on the OTCBB for each quarter for the last two years.

     Quarter ended                      High Bid     Low Bid
     (Period ended January 26, 2000)    $ .03125     $ .03125
     December 31, 1999                    .03125       .08
     September 30, 1999                   .03125       .09
     June 30, 1999                        .0625        .15625
     March 31, 1999                       .0625        .09375
     December 31, 1998                    .09375       .09375
     September 30, 1998                   .125         .0625
     June 30, 1998                        .0625        .125
     March 30, 1998                       .125         .125

     The foregoing prices reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions. The source of the information is Bloomberg Financial Reports.

     There are presently 8,481,724 common shares outstanding in the hands of 377 registered owners. Of these shares, 6,125,881 shares are restricted securities, and 2,355,843 are deemed by the issuer to be freely tradeable.

     The Company has paid no dividends on its common shares during the last two fiscal years. No declaration of dividends is contemplated in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

     The Company is not now, and has not been within the last six years, a party in any legal or administrative proceeding in which it is named as a defendant or in which claims are made against any of the Company's property. No such legal or administrative proceedings have been threatened to the knowledge of management and, to its knowledge, no facts exist which could give rise to such proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Prior to 1997 the Company's affairs were audited by Jones Jensen & Company, Certified Public Accountants, of Salt Lake City, Utah. The Company became dissatisfied with the speed and responsiveness of this firm and, after discussions in which Jones Jensen expressed concern about auditing the affairs of a Company whose primary place of business is in Cyprus and whose primary properties are in Namibia, the Board of Directors engaged KPMG Cyprus, Certified Public Accountants, as its to audit its affairs. KPMG has presented the financial reports as of December 31, 1997 and December 31, 1998 which are filed herewith. The following facts obtain in respect of the Company's change of auditors.

     1. Jones Jensen did not resign or decline to stand for re-election. Jones Jensen was discharged after expressing concern about continuing to audit the affairs of a client so geographically removed from the firm.

     2. The accountant's reports for years prior to 1997 do not contain any adverse opinion or disclaimer of opinion. Nor has any such report been modified as to uncertainty, audit scope, or accounting principles.

     3. The decision to change accountants was approved by the board of directors.

     4. There were no disagreements between the Company and Jones Jensen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Jones Jensen, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     The Company has not engaged in the sale of any unregistered securities since September 24, 1996, more than three years ago.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article XI of the Company's Articles of Incorporation sets forth the Company's indemnification of officers and directors as follows: Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal administrative, or investigative (hereinafter "proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an Officer or Director of the Company or is or was serving at the request of the Company as an officer or director of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether basis of such proceeding is alleged action in an official capacity as an officer or director or in any other capacity while serving as an officer or director, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Nevada Revised Statutes, as the same exists or may hereinafter by amended, (but in the case of such amendment, only to the that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to the amendment), against all expense, liability and loss (including attorney's fees, judgments, fines, excise taxes or penalties and amounts to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased be an Officer or Director and shall inure to the benefit of his or her heirs, executors, and administrators; however, that except as provided herein with respect to proceedings seeking to enforce rights to indemnification in connection with a proceeding (or part thereof) was initiated by such person, only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company. The right to indemnification is a contractual right and includes the right to be paid by the Company for expenses incurred in defending any such proceeding in advance of its final disposition; provided however, that, if the Nevada Revised Statutes requires the payment of such expenses incurred by an Officer of Director in his or her capacity as an officer or director (and not in any other capacity in which service was or is rendered by such person while an Officer or Director, including, without limitation, service to an employee benefit plan). The Officer or Director shall furnish to the Company a written undertaking, executed personally, or on his or her behalf, to repay the advance if it is determined that such officer or director is not entitled to be indemnified under this Section or otherwise. The undertaking required by the foregoing section shall be an unlimited general obligation or the Director or Officer, but need not be secured and may be accepted without reference to financial ability to make repayment.

     If a claim is not paid by the Company within 90 days after a written claim has been received by the Company, the claimant may, at any time thereafter, bring suit against the Company to recover the unpaid amount of the claim and, if successful, in whole or in part, the claimant shall be entitled to be paid the expense of prosecuting such claim including reasonable attorneys fees. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, is required, has been tendered to the Company), that the claimant has not met the standards of conduct which make ir permissible under the Nevada Revised Statutes for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on Company. Neither the failure of the Company (including its Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth under the Nevada Revised Statutes, nor an actual determination by the Company (including its Board of Directors, independent legal counsel, or its shareholders,) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

          The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred under the Company's Articles of Incorporation is not exclusive of any other right which the person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, by-law, agreement, vote of the shareholders, disinterested director or otherwise.

     The Company may maintain insurance, at its expense, to protect itself and any officer, director, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss under the Nevada Revised Statutes. As of this date, there are no such insurance policies in effect.

     Article 5 of the Company's bylaws also provide for indemnification of officers, directors, employees or agents of the Company. Such article states that unless otherwise provided in the Company's Articles, the Company shall indemnify any individual made a party to a proceeding because they are or were an officer, director, employee or agent of the Company against liability incurred in the proceeding, all pursuant to and consistent with the provisions of the Nevada Revised Statutes 78.751, as amended.

     Section 5.2 of the bylaws reflects the Articles regarding the expenses of officers and directors incurred in defending a civil or criminal action, suit, or proceeding which shall be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding, but only after receipt by the Company of an undertaking regarding repayment if it is ultimately determined by a court of competent jurisdiction that the individual is not entitled to be indemnified by the Company.

     Section 5.3 states that the indemnification permitted by the Company is intended to be the fullest extent permissible under the laws of the State of Nevada.

                         PART F/S

                     New Century Resources Corporation

                       Consolidated Financial Statements

          Period From 1 October 1999 to 31 December 1999

             New Century Resources Corporation

              Consolidated Financial Statements

         Period From 1 October 1999 to 31 December 1999
                    Contents

Officers and professional advisers                                 1

Auditors' report                                                   2

Consolidated profit and loss account                               3

Consolidated balance sheet                                         4

Consolidated statement of shareholders' equity                     5

Consolidated cash flow statement                                  6

Notes to the consolidated financial statements                 7-11

Certificate                                                        12

                 New Century Resources Corporation

                   Officers and Professional Advisers


Directors                                                   George Christodoulou
                                                            Solon Piitarides

Secretary                                                   Chloe Papadopoulou

Auditors                                                   KPMG

KPMG

Certified Public Accountants (Cyprus)

Mail Address            Elma House                Telephone 02 678700
PO Box 21121            10 Mnasiadou Street       Telex 2973 logistics cy
1502 Nicosia            1502 Nicosia              Telefax 02 678200
Cyprus                  Cyprus
E-mail: nicosia@kpmg.com.cy

         Auditors' Report to the Board of Directors

                                  Of

                 New Century Resources Corporation

We have audited the consolidated financial statements on pages 3 to 11 and have obtained all the information and explanations we considered necessary. These financial statements are the responsibility of the Company's management. Our responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards of Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion proper books of account have been kept by the company and the financial statements, which are in agreement therewith, give a true and fair view of the state of affairs of New Century Resources Corporation and its subsidiary at 31 December 1999, and of the loss and cash flows of the Group for the period then ended in accordance with International Accounting Standards.

Without qualifying our opinion we draw attention to the fact that the consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company does not have significant cash or an established source of operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                          KPMG
                                                         /s/ KPMG
                                                         Certified Public

                      New Century Resources Corporation

      Consolidated Profit and Loss Account

Period from 1 October 1999 to 31 December 1999

                                                  1/10/99        1/7/99
                                                  31/12/99       30/9/99
                                                  US$                 US$

Revenue

Consulting Fees                                   832             857

                                                  832             857

Expenses

General and administrative                        752             778
Deprecation                                        80               79

                                                  832             857

Loss before tax                                       -            -
Provision for income tax                              -            -

Net Loss for the period                               -            -




The note on page 7 to 12 form an integral part of the financial statements

                          New Century Resources Corporation

                                  Consolidated Balance Sheet

                                       At 31 December 1999


                                                      31/12/99         30/9/99
                               Note                   US$               US$

Assets

Non Current Assets
Property and equipment        2                             315          395
Mineral and Mining rights     3                      10,533,252   10,499,051
                                                     10,533,567   10,499,446

Current Assets
Cash and cash equivalents                                   567          565

TOTAL ASSETS                                          10,534,134  10,500,011

Equity and Liabilities

Capital and reserves
Issued capital                     5                       8,482       8,482
Capital paid in excess of par value                   11,111,544  11,111,544
Retained losses                                      ( 1,617,474)( 1,617,474)

                                                       9,502,552   9,502,552

Current Liabilities
Accounts Payable                                             574         574
Taxes payable                                                100         100
Note payable - shareholder            4                1,030,908     996,785

                                                       1,030,908     997,459

Total Equity and liabilities                          10,534,134  10,500,011




The notes on pages 7 to 11 form an integral part of the financial statements.

                          New Century Resources Corporation

             Consolidated Statement of Shareholders' Equity

                          Period from 1 October 1999 to 31 December 1999




         Capital Paid                                     Issued Capital
In Excess of             Retained
                              Shares             Amount    Par
value                  Losses
                                             No                   US$
US$                          US$

At 1 October 1999          8,481,724     8,482       11,111,544    (1,617,474)

Net loss for the period                  -        -             -         -

at 31 December 1999        8,481,724     8,482       11,111,544    (1,617,474)


The notes on pages 7 to 11 form an integral part of the financial statements.

                      New Century Resources Corporation

                      Consolidated Cash Flow Statement

                      Period from 1 October 1999 to 31 December 1999

                                                1/10/99-           1/7/99
                                                31/12/99       30/9/99
                                                  US$               US$

Operating Activities

Net loss for the period                                    -           -
Adjustments to reconcile net loss to
 net cash outflow from operating activities:

Depreciation                                              80             79

Net Cash flow from operating activities                   80            79

Investing Activities

Investment in mining and mineral rights              (34,201)         (10,674)

Net Cash flow from investing activities              (34,201)         (10,674)

Financing Activities

Proceeds from notes payable - shareholders               34,123        10,595
Net Cash flow from financing activities                  34,123        10,595

Decrease in cash and cash equivalents                       2
-
Cash and cash equivalents at beginning of year            565             565

Cash and cash equivalents at end of year                  567             565


The notes on pages 7 to 11 form an integral part of the financial statements.

NEW CENTURY RESOURCES CORPORATION

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     Period from 1 October 1999 to 31 December 1999


(1)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The consolidated financial statements presented are those of New Century Resources Corporation (the "Company") and its wholly-owned subsidiary, G. C. Gulf Western Trading Limited ("G. C."). The Company was incorporated in the state of Utah on 9 July 1979 as WEM Petroleum. Inc. On 11 January 1994 the Company's domicile was changed to Nevada. In October of 1993, the Company changed its name to New Century Resources Corporation and acquired 100% of the ordinary (common) shares of G. C. in a reserve acquisition with the Company in which the subsidiary became the operating Company. At the time of the acquisition, the Company was essentially inactive, with no operations or assets. The former shareholders of G. C. have obtained control of the Company as a result of the exchange of Company common shares for the common shares of
G. C.

Accounting Method
The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company selected a calendar year end.

Principles of Consolidation
The accompanying consolidated financial statements included the accounts of the Company and its wholly-owned subsidiary. All significant inter-company transactions have been eliminated.

Minerals and mining rights
Mineral and mining rights are stated at cost and will be amortized over the estimated life of the reserves.

Property equipment and depreciation
Property and equipment are sated at cost. Depreciation of property and equipment owned by the Company is computed using straight-line and accelerated methods over the estimated five to ten year useful lives of the related assets

Taxes on income
The Company is liable to the Republic of Cyprus for income taxes at a rate of 4.25% for the years ended 31 December 1998: US$ N11, and 31 December 1997:
US$ 11.

Cash and cash equivalents
For purpose of the consolidated statement of cash flows, the Company considers all highly investments with an original maturity of three months of less to be cash equivalents.

NEW CENTURY RESOURCES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Period from 1 October 1999 to 31 December 1999


I     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates
Management uses estimates and assumptions in preparing financial statement. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Significant estimates include the valuation of proved undeveloped reserves related to the mineral and mining rights. The mineral and mining rights constitute 99.9% of the total assets at 31 December 1997. The ultimate recovery of proved undeveloped reserves id dependent on the success of future development of the properties and the Company's ability to complete the development.

Reverse Stock Split
In October 1993 the Company's common stock was reverse split on a 1 for 91 share basis. All references to shares outstanding have been adjusted to reflect the reverse split on a retroactive basis.

Comparatives
Comparatives have been restated to be presented consistently with the current-year classification.

Foreign currency
Assets and liabilities of foreign operations have been translated into U.S. dollars at current, weighted-average and historical rates of exchange. Income and expense accounts have been translated into U.S. dollars at weight-average rates of exchange. Exchanges differences are remeasured into reporting currency and foreign currency gains and losses are reflected in the profit and loss account.


                       NEW CENTURY RESOURCES CORPORATION

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        Period from 1 October 1999 to 31 December 1999

(2)PROPERTY AND EQUIPMENT

                                    Furniture
                                       and      Office
                                     fixtures   equipment    Totals
                                        US$      US$         US$
     Cost

     At 1 October 1999                3,149       6,717       9,866
     Additions/Disposals                  -           -           -

     At 31 December 1999              3,149       6,717       9,866

     Depreciation

     At 1 October 1999                2,960       6,511       9,471
     Charges for period                  38         42         80

     At 31 December 1999              2,998       6,553       9,551
     Net book value

     31 December 1999                   151         164         315

     31 September 1999                  189         206       395

                    NEW CENTURY RESOURCES CORPORATION

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                    Period from 1 October 1999 to 31 December 1999


(3)MINING AND MINERAL RIGHTS

The Company has acquired 70% of the mineral and mining rights and grants of the Klein Trekkopje Uranium Deposit. Nambia with a cost of US$8,580,000, together with development costs of US$1,605,821. The Company has an option to acquire the other 30% of the property for the aggregate sum of US$3,000,000 exercisable in increments of US$1,000,000 for 20%, and US$2,000,000 for the final 10%. This option can be exercised at any time during which the Company maintains its interest in the property.

                                                 31/12/99         30/9/99
                                                 US$              US$

Cost of acquisition                              10,499,051       10,488,377
Add: Research and development costs              34,201        10,674

                                                10,533,252       10,499,051

In early 1994 an agreement was reached whereby an adjacent property was acquired also known as Klein Trekkopje. Payment towards this acquisition was withheld until such time as the reports of the second phase were to be completed by the South African Atomic Energy, the current reserves of this adjacent property have a value of US$1,271,600,000.

In May 1997 the survey reports of the second phase have been finalized by the South African Atomic Energy Corporation and payments were effected accordingly. The Department of Mines and Energy in Namibia has informed Gulf Western Trading that the licences and grants of the concessions will be renewed with the provision that a further drilling programme is executed to determine the overhaul grade of the deposit. The drilling programme will be executed within a period of 6-7 months at a cost of 200,000 Namibian dollars.

The recoverability of this investment is dependent upon the Company obtaining the necessary financing to conduct actual mining operations calculated to provide sufficient revenues to recover the reserves acquisition, exploration and development costs, as well as any subsequent capitalized expenditures. The Company has no agreements, understanding or commitments that would generate the capital needed to finance the commencement of actual mining operations.



                     NEW CENTURY RESOURCES CORPORATION

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Period from 1 October 1999 to 31 December 1999


(4)NOTE PAYABLE SHAREHOLDER

The note payable to shareholder is non-interest bearing and will be repaid in the normal course of business as funds become available.

(5)SHARE CAPITAL

                                                31/12/99    30/9/99
                                                US$          US$

Authorised

50,000,000 preference shares at US$ 0.001 each   50,000      50,000
100,000,000 ordinary shares at US$ 0.001 each   100,000     100,000

                                                150,000     150,000
Issued

8,781,724 ordinary shares at US$ 0.001 each 8,482 8,482

During 1997, 520,000 of the issued ordinary shares were cancelled due to non-performance of the holders. As a result the issued share capital was reduced from USD 9.002 to USD 8.482.

6 REORGANIZATION

The Company entered into an Agreement and Plan of Reorganization with G.C. Gulf Western Trading Limited. (G.C.) During 1993 whereby the Company acquired all of the outstanding capital stock of G.C. in exchange for the issuance of an aggregate of up to 10,000,000 ordinary shares to the shareholders of G.C. of which 7,2000,000 shares were eventually issued. The reorganization is treated as a reverse acquisition because the shareholders of the subsidiary owned a controlling interest in the outstanding shares of the Company subsequent of the acquisition. The acquisition is recorded using the pooling interests method of accounting.

Since the reorganization is a reverse acquisition the Subsidiary is treated as the surviving entity for accounting purposes. The historical operations and assets of the Subsidiary are accounted for as the historical operations and assets of the Company and accumulated deficit of the Company is offset against capital paid in excess of par values.

                       NEW CENTURY RESOURCES CORPORATION

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

      Period from 1 October 1999 to 31 December 1999

7. GOING CONCERN

The Company's financial statements are prepared on a going concern basis which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has limited cash, liquid assets, and no established source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The Company intends to acquire as soon as practicable other existing entities with substantial revenues and assets through a combination of debt and equity financing. Until such time a shareholder of the Company has expressed his commitment to financially support the Company in order to meet its liabilities as they fall due.

                    NEW CENTURY RESOURCES CORPORATION

                                CERTIFICATE
      Period from 1 October 1999 to 31 December 1999


I hereby certify, to the best of our knowledge and belief, as follows:

1. That the total proceeds and expenses of all transactions of the business for the year have been properly recorded as such in the books produced to Messrs KPMG.

2.That no reserve or suspense accounts other than those disclosed on the face of the balance sheet as at 31 December 1998 audited by Messrs KPMG exist in the books produced to them.

3.That all transactions affecting the business for the year under review have been properly recorded in the books produced to Messrs KPMG.

4.That all assets and liabilities have been properly taken up in such books as at 31 December 1998.

5.No events have occurred and no facts have been discovered since the year end which could materially affect the true and fair view of the accounts, nor are there any such matters which, although properly excluded from the accounts, need to be disclosed to the members in some other way.

6.The Company has no material contingent liabilities arising from litigation, potential claims or other matters than those disclosed in the accounts. All known material liabilities have been included in the accounts.

7.The impact of Year 2000 issues on the computer systems and applications of the subsidiaries within the Group has been assessed and a remediation plan developed. All systems considered to be mission critical have been identified and addressed in the remediation plan. We are committing and will continue to commit necessary human and financial resources to complete the remediation
plan on a timely basis.   Year 2000 issues are not expected to have a material
adverse effect o the Group's operations or financial results in the next 12 months.



/s/
Director

Nicosia.  4 February,  2000

                     New Century Resources Corporation

                       Consolidated Financial Statements

          Period From 1 July 1999 to 30 September 1999

       New Century Resources Corporation

  Consolidated Financial Statements

          Period From 1 July 1999 to 30 September 1999

                    Contents

Officers and professional advisers                                 1

Auditors' report                                                           2

Consolidated profit and loss account                             3

Consolidated balance sheet                                                   4

Consolidated statement of shareholders' equity                 5

Consolidated cash flow statement                                  6

Notes to the consolidated financial statements                 7-11

Certificate                                                       12

                 New Century Resources Corporation

                   Officers and Professional Advisers


Directors                                                   George Christodoulou
                                                            Solon Piitarides

Secretary                                                   Chloe Papadopoulou

Auditors                                                   KPMG

KPMG

Certified Public Accountants (Cyprus)

Mail Address            Elma House                Telephone 02 678700
PO Box 21121            10 Mnasiadou Street       Telex 2973 logistics cy
1502 Nicosia            1502 Nicosia              Telefax 02 678200
Cyprus                  Cyprus
E-mail: nicosia@kpmg.com.cy

         Auditors' Report to the Board of Directors

                                  Of

                 New Century Resources Corporation

We have audited the consolidated financial statements on pages 3 to 11 and have obtained all the information and explanations we considered necessary. These financial statements are the responsibility of the Company's management. Our responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards of Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion proper books of account have been kept by the company and the financial statements, which are in agreement therewith, give a true and fair view of the state of affairs of New Century Resources Corporation and its subsidiary at 31 September 1999, and of the loss and cash flows of the Group for the period then ended in accordance with International Accounting Standards.

Without qualifying our opinion we draw attention to the fact that the consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company does not have significant cash or an established source of operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                          KPMG
                                                         /s/ KPMG
                                                         Certified Public

                      New Century Resources Corporation

      Consolidated Profit and Loss Account

          Period From 1 July 199 to 30 September 1999


                                                  1/7/99        1/4/99
                                                  30/9/99       30/6/99
                                                  US$                 US$

Revenue

Consulting Fees                                   857             844

                                                  857             844

Expenses

General and administrative                        778             766
Deprecation                                         79               78

                                                  857             844

Loss before tax                                       -            -
Provision for income tax                              -            -

Net Loss for the period                               -            -




The note on page 7 to 11 form an integral part of the financial statements

                          New Century Resources Corporation

                                  Consolidated Balance Sheet

                                       At 30 September 1999


                                                      30/9/99         30/6/99
                               Note                   US$               US$

Assets

Non Current Assets
Property and equipment        2                             395          474
Mineral and Mining rights     3                      10,499,051   10,488,377
                                                     10,499,446   10,488,851

Current Assets
Cash and cash equivalents                                   565          565

TOTAL ASSETS                                          10,500,011  10,489,416

Equity and Liabilities

Capital and reserves
Issued capital                     5                       8,482       8,482
Capital paid in excess of par value                   11,111,544  11,111,544
Retained losses                                      ( 1,617,474)( 1,617,474)

                                                       9,502,552   9,502,552

Current Liabilities
Accounts Payable                                             574         574
Taxes payable                                                100         100
Note payable - shareholder            4                996,785     986,190

                                                         997,459     986,864

Total Equity and liabilities                          10,500,011  10,489,416




The notes on pages 7 to 11 form an integral part of the financial statements.

                          New Century Resources Corporation

             Consolidated Statement of Shareholders' Equity

          Period From 1 July 199 to 30 September 1999




         Capital Paid                                     Issued Capital
In Excess of             Retained
                              Shares             Amount    Par
value                  Losses
                                             No                   US$
US$                          US$

At 1 July 1999    8,481,724     8,482       11,111,544    (1,617,474)

Net loss for the period                  -        -             -         -

at 30 September 1999        8,481,724    8,482    11,111,544 (1,617,474)


The notes on pages 7 to 11 form an integral part of the financial statements.

                      New Century Resources Corporation

                      Consolidated Cash Flow Statement

                                Period From 1 July 199 to 30 September 1999

                                               1/7/99-           1/4/99
                                               30/9/99          30/6/99
                                                 US$               US$

Operating Activities

Net loss for the period                                    -           -
Adjustments to reconcile net loss to
 net cash outflow from operating activities:

Depreciation                                              79             78

Net Cash flow from operating activities                   79            78

Investing Activities

Investment in mining and mineral rights              (10,674)         (53,926)

Net Cash flow from investing activities              (10,674)         (53,926)

Financing Activities

Proceeds from notes payable - shareholders               10,595        53,846

Net Cash flow from financing activities                  10,595        53,846

Decrease in cash and cash equivalents                       -
(2)
Cash and cash equivalents at beginning of year            565             567

Cash and cash equivalents at end of year                  565             565


The notes on pages 7 to 11 form an integral part of the financial statements.

NEW CENTURY RESOURCES CORPORATION

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          Period From 1 July 199 to 30 September 1999


(1)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The consolidated financial statements presented are those of New Century Resources Corporation (the "Company") and its wholly-owned subsidiary, G. C. Gulf Western Trading Limited ("G. C."). The Company was incorporated in the state of Utah on 9 July 1979 as WEM Petroleum. Inc. On 11 January 1994 the Company's domicile was changed to Nevada. In October of 1993, the Company changed its name to New Century Resources Corporation and acquired 100% of the ordinary (common) shares of G. C. in a reserve acquisition with the Company in which the subsidiary became the operating Company. At the time of the acquisition, the Company was essentially inactive, with no operations or assets. The former shareholders of G. C. have obtained control of the Company as a result of the exchange of Company common shares for the common shares of
G. C.

Accounting Method
The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company selected a calendar year end.

Principles of Consolidation
The accompanying consolidated financial statements included the accounts of the Company and its wholly-owned subsidiary. All significant inter-company transactions have been eliminated.

Minerals and mining rights
Mineral and mining rights are stated at cost and will be amortized over the estimated life of the reserves.

Property equipment and depreciation
Property and equipment are sated at cost. Depreciation of property and equipment owned by the Company is computed using straight-line and accelerated methods over the estimated five to ten year useful lives of the related assets

Taxes on income
The Company is liable to the Republic of Cyprus for income taxes at a rate of 4.25% for the years ended 31 December 1998: US$ N11, and 31 December 1997:
US$ 11.

Cash and cash equivalents
For purpose of the consolidated statement of cash flows, the Company considers all highly investments with an original maturity of three months of less to be cash equivalents.

NEW CENTURY RESOURCES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Period from 1 October 1999 to 31 December 1999


I     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates
Management uses estimates and assumptions in preparing financial statement. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Significant estimates include the valuation of proved undeveloped reserves related to the mineral and mining rights. The mineral and mining rights constitute 99.9% of the total assets at 31 December 1997. The ultimate recovery of proved undeveloped reserves id dependent on the success of future development of the properties and the Company's ability to complete the development.

Reverse Stock Split
In October 1993 the Company's common stock was reverse split on a 1 for 91 share basis. All references to shares outstanding have been adjusted to reflect the reverse split on a retroactive basis.

Comparatives
Comparatives have been restated to be presented consistently with the current-year classification.

Foreign currency
Assets and liabilities of foreign operations have been translated into U.S. dollars at current, weighted-average and historical rates of exchange. Income and expense accounts have been translated into U.S. dollars at weight-average rates of exchange. Exchanges differences are remeasured into reporting currency and foreign currency gains and losses are reflected in the profit and loss account.


                       NEW CENTURY RESOURCES CORPORATION

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          Period From 1 July 199 to 30 September 1999

(2)PROPERTY AND EQUIPMENT

                                    Furniture
                                       and      Office
                                     fixtures   equipment    Totals
                                        US$      US$         US$
     Cost

     At 1 July 1999                3,149       6,717       9,866
     Additions/Disposals                  -           -           -
     At 30 September 1999              3,149       6,717       9,866

     Depreciation

     At 1 July 1999                2,922       6,470       9,392
     Charges for period                  38         41         79

     At 30 September 1999              2,960       6,511       9,471
     Net book value

     30 September 1999                   189         206         395

     30 June 1999                  227         247       474


                    NEW CENTURY RESOURCES CORPORATION

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          Period From 1 July 199 to 30 September 1999


(3)MINING AND MINERAL RIGHTS

The Company has acquired 70% of the mineral and mining rights and grants of the Klein Trekkopje Uranium Deposit. Nambia with a cost of US$8,580,000, together with development costs of US$1,605,821. The Company has an option to acquire the other 30% of the property for the aggregate sum of US$3,000,000 exercisable in increments of US$1,000,000 for 20%, and US$2,000,000 for the final 10%. This option can be exercised at any time during which the Company maintains its interest in the property.

                                                 30/9/99         30/6/99
                                                 US$              US$

Cost of acquisition                              10,488,377       10,434,451
Add: Research and development costs              10,674        53,926

                                                10,499,051       10,488,377

In early 1994 an agreement was reached whereby an adjacent property was acquired also known as Klein Trekkopje. Payment towards this acquisition was withheld until such time as the reports of the second phase were to be completed by the South African Atomic Energy, the current reserves of this adjacent property have a value of US$1,271,600,000.

In May 1997 the survey reports of the second phase have been finalized by the South African Atomic Energy Corporation and payments were effected accordingly. The Department of Mines and Energy in Namibia has informed Gulf Western Trading that the licences and grants of the concessions will be renewed with the provision that a further drilling programme is executed to determine the overhaul grade of the deposit. The drilling programme will be executed within a period of 6-7 months at a cost of 200,000 Namibian dollars.

The recoverability of this investment is dependent upon the Company obtaining the necessary financing to conduct actual mining operations calculated to provide sufficient revenues to recover the reserves acquisition, exploration and development costs, as well as any subsequent capitalized expenditures. The Company has no agreements, understanding or commitments that would generate the capital needed to finance the commencement of actual mining operations.



                     NEW CENTURY RESOURCES CORPORATION

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          Period From 1 July 199 to 30 September 1999


(4)NOTE PAYABLE SHAREHOLDER

The note payable to shareholder is non-interest bearing and will be repaid in the normal course of business as funds become available.

(5)SHARE CAPITAL

                                                30/9/99    30/6/99
                                                US$          US$

Authorised

50,000,000 preference shares at US$ 0.001 each   50,000      50,000
100,000,000 ordinary shares at US$ 0.001 each   100,000     100,000

                                                150,000     150,000
Issued
8,781,724 ordinary shares at US$ 0.001 each 8,482 8,482

During 1997, 520,000 of the issued ordinary shares were cancelled due to non-performance of the holders. As a result the issued share capital was reduced from USD 9.002 to USD 8.482.

6 REORGANIZATION

The Company entered into an Agreement and Plan of Reorganization with G.C. Gulf Western Trading Limited. (G.C.) During 1993 whereby the Company acquired all of the outstanding capital stock of G.C. in exchange for the issuance of an aggregate of up to 10,000,000 ordinary shares to the shareholders of G.C. of which 7,2000,000 shares were eventually issued. The reorganization is treated as a reverse acquisition because the shareholders of the subsidiary owned a controlling interest in the outstanding shares of the Company subsequent of the acquisition. The acquisition is recorded using the pooling interests method of accounting.

Since the reorganization is a reverse acquisition the Subsidiary is treated as the surviving entity for accounting purposes. The historical operations and assets of the Subsidiary are accounted for as the historical operations and assets of the Company and accumulated deficit of the Company is offset against capital paid in excess of par values.

                       NEW CENTURY RESOURCES CORPORATION

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          Period From 1 July 199 to 30 September 1999

7. GOING CONCERN

The Company's financial statements are prepared on a going concern basis which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has limited cash, liquid assets, and no established source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The Company intends to acquire as soon as practicable other existing entities with substantial revenues and assets through a combination of debt and equity financing. Until such time a shareholder of the Company has expressed his commitment to financially support the Company in order to meet its liabilities as they fall due.

                    NEW CENTURY RESOURCES CORPORATION
                                CERTIFICATE
                Period From 1 July 199 to 30 September 1999


I hereby certify, to the best of our knowledge and belief, as follows:

1. That the total proceeds and expenses of all transactions of the business for the year have been properly recorded as such in the books produced to Messrs KPMG.

2.That no reserve or suspense accounts other than those disclosed on the face of the balance sheet as at 31 December 1998 audited by Messrs KPMG exist in the books produced to them.

3.That all transactions affecting the business for the year under review have been properly recorded in the books produced to Messrs KPMG.

4.That all assets and liabilities have been properly taken up in such books as at 31 December 1998.

5.No events have occurred and no facts have been discovered since the year end which could materially affect the true and fair view of the accounts, nor are there any such matters which, although properly excluded from the accounts, need to be disclosed to the members in some other way.

6.The Company has no material contingent liabilities arising from litigation, potential claims or other matters than those disclosed in the accounts. All known material liabilities have been included in the accounts.

7.The impact of Year 2000 issues on the computer systems and applications of the subsidiaries within the Group has been assessed and a remediation plan developed. All systems considered to be mission critical have been identified and addressed in the remediation plan. We are committing and will continue to commit necessary human and financial resources to complete the remediation
plan on a timely basis.   Year 2000 issues are not expected to have a material
adverse effect o the Group's operations or financial results in the next 12 months.



/s/
Director

Nicosia.  4 February,  2000

                      New Century Resources Corporation

                       Consolidated Financial Statements

          Period From 1 April 1999 to 30 June 1999

       New Century Resources Corporation

  Consolidated Financial Statements

Period From 1 April 1999 to 30 June 1999

                    Contents

Officers and professional advisers                                 1

Auditors' report                                                           2

Consolidated profit and loss account                             3

Consolidated balance sheet                                                   4

Consolidated statement of shareholders' equity                 5

Consolidated cash flow statement                                  6

Notes to the consolidated financial statements                 7-11

Certificate                                                      12

                 New Century Resources Corporation

                   Officers and Professional Advisers


Directors                                                   George Christodoulou
                                                            Solon Piitarides

Secretary                                                   Chloe Papadopoulou

Auditors                                                   KPMG

KPMG

Certified Public Accountants (Cyprus)

Mail Address            Elma House                Telephone 02 678700
PO Box 21121            10 Mnasiadou Street       Telex 2973 logistics cy
1502 Nicosia            1502 Nicosia              Telefax 02 678200
Cyprus                  Cyprus
E-mail: nicosia@kpmg.com.cy

         Auditors' Report to the Board of Directors

                                  Of

                 New Century Resources Corporation

We have audited the consolidated financial statements on pages 3 to 11 and have obtained all the information and explanations we considered necessary. These financial statements are the responsibility of the Company's management. Our responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards of Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion proper books of account have been kept by the company and the financial statements, which are in agreement therewith, give a true and fair view of the state of affairs of New Century Resources Corporation and its subsidiary at 30 June 1999, and of the loss and cash flows of the Group for the period then ended in accordance with International Accounting Standards.

Without qualifying our opinion we draw attention to the fact that the consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company does not have significant cash or an established source of operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                          KPMG
                                                         /s/ KPMG
                                                         Certified Public

                      New Century Resources Corporation

      Consolidated Profit and Loss Account

Period From 1 April 1999 to 30 June 1999


                                                  1/4/99        1/1/99
                                                  30/6/99       31/3/99
                                                  US$                 US$

Revenue

Consulting Fees                                   844             999

                                                  844             999

Expenses

General and administrative                        766             920
Deprecation                                         78               79

                                                  844             999

Loss before tax                                       -            -
Provision for income tax                              -            -

Net Loss for the period                               -            -




The note on page 7 to 11 form an integral part of the financial statements

                          New Century Resources Corporation

                                  Consolidated Balance Sheet

                                       At 30 June 1999


                                                      30/6/99         31/3/99
                               Note                   US$               US$

Assets

Non Current Assets
Property and equipment        2                             474          552
Mineral and Mining rights     3                      10,488,377   10,434,451
                                                     10,588,851   10,435,003

Current Assets
Cash and cash equivalents                                   565          567

TOTAL ASSETS                                          10,489,416  10,435,570

Equity and Liabilities

Capital and reserves
Issued capital                     5                       8,482       8,482
Capital paid in excess of par value                   11,111,544  11,111,544
Retained losses                                      ( 1,617,474)( 1,617,474)

                                                       9,502,552   9,502,552

Current Liabilities
Accounts Payable                                             574         574
Taxes payable                                                100         100
Note payable - shareholder            4                986,190     932,344

                                                       986,864     933,018

Total Equity and liabilities                          10,489,416  10,435,570




The notes on pages 7 to 11 form an integral part of the financial statements.

                          New Century Resources Corporation

             Consolidated Statement of Shareholders' Equity

                          Period From 1 April 1999 to 30 June 1999




         Capital Paid                                     Issued Capital
In Excess of             Retained
                              Shares             Amount    Par
value                  Losses
                                             No                   US$
US$                          US$

At 1 April 1999    8,481,724     8,482       11,111,544    (1,617,474)

Net loss for the period                  -        -             -         -

at 30 June 1999              8,481,724    8,482    11,111,544   (1,617,474)


The notes on pages 7 to 11 form an integral part of the financial statements.

                      New Century Resources Corporation

                      Consolidated Cash Flow Statement

                Period From 1 April 1999 to 30 June 1999

                                                     1/4/99-           1/1/99
                                                     30/6/99          31/3/99
                                                      US$               US$

Operating Activities

Net loss for the period                                    -           -
Adjustments to reconcile net loss to
 net cash outflow from operating activities:

Depreciation                                              78             79

Net Cash flow from operating activities                   78            79

Investing Activities

Investment in mining and mineral rights              (53,926)         (18,630)

Net Cash flow from investing activities              (53,926)         (18,630)

Financing Activities

Proceeds from notes payable - shareholders               53,846        18,545

Net Cash flow from financing activities                  53,846        18,545

Decrease in cash and cash equivalents                       (2)           (6)
Cash and cash equivalents at beginning of year            567             573

Cash and cash equivalents at end of year                  565             567


The notes on pages 7 to 11 form an integral part of the financial statements.

NEW CENTURY RESOURCES CORPORATION

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Period From 1 April 1999 to 30 June 1999


(1)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The consolidated financial statements presented are those of New Century Resources Corporation (the "Company") and its wholly-owned subsidiary, G. C. Gulf Western Trading Limited ("G. C."). The Company was incorporated in the state of Utah on 9 July 1979 as WEM Petroleum. Inc. On 11 January 1994 the Company's domicile was changed to Nevada. In October of 1993, the Company changed its name to New Century Resources Corporation and acquired 100% of the ordinary (common) shares of G. C. in a reserve acquisition with the Company in which the subsidiary became the operating Company. At the time of the acquisition, the Company was essentially inactive, with no operations or assets. The former shareholders of G. C. have obtained control of the Company as a result of the exchange of Company common shares for the common shares of
G. C.

Accounting Method
The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company selected a calendar year end.

Principles of Consolidation
The accompanying consolidated financial statements included the accounts of the Company and its wholly-owned subsidiary. All significant inter-company transactions have been eliminated.

Minerals and mining rights
Mineral and mining rights are stated at cost and will be amortized over the estimated life of the reserves.

Property equipment and depreciation
Property and equipment are sated at cost. Depreciation of property and equipment owned by the Company is computed using straight-line and accelerated methods over the estimated five to ten year useful lives of the related assets

Taxes on income
The Company is liable to the Republic of Cyprus for income taxes at a rate of 4.25% for the years ended 31 December 1998: US$ N11, and 31 December 1997:
US$
11.

Cash and cash equivalents
For purpose of the consolidated statement of cash flows, the Company considers all highly investments with an original maturity of three months of less to be cash equivalents.

NEW CENTURY RESOURCES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Period From 1 April 1999 to 30 June 1999


I     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates
Management uses estimates and assumptions in preparing financial statement. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Significant estimates include the valuation of proved undeveloped reserves related to the mineral and mining rights. The mineral and mining rights constitute 99.9% of the total assets at 31 December 1997. The ultimate recovery of proved undeveloped reserves id dependent on the success of future development of the properties and the Company's ability to complete the development.

Reverse Stock Split
In October 1993 the Company's common stock was reverse split on a 1 for 91 share basis. All references to shares outstanding have been adjusted to reflect the reverse split on a retroactive basis.

Comparatives
Comparatives have been restated to be presented consistently with the current-year classification.

Foreign currency
Assets and liabilities of foreign operations have been translated into U.S. dollars at current, weighted-average and historical rates of exchange.
Income
and expense accounts have been translated into U.S. dollars at weight-average rates of exchange. Exchanges differences are remeasured into reporting currency and foreign currency gains and losses are reflected in the profit and loss account.


                       NEW CENTURY RESOURCES CORPORATION

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Period From 1 April 1999 to 30 June 1999

(2)PROPERTY AND EQUIPMENT

                                    Furniture
                                       and      Office
                                     fixtures   equipment    Totals
                                        US$      US$         US$
     Cost

     At 1 April 1999                3,149       6,717       9,866
     Additions/Disposals                  -           -           -
     At 30 June 1999              3,149       6,717       9,866

     Depreciation

     At 1 April 1999                2,884       6,430       9,341
     Charges for period                  38         42         78

     At 30 June 1999              2,922       6,470       9,392
     Net book value

     30 June 1999                   227         247         474

     31 September 1999                  265         287       552


                    NEW CENTURY RESOURCES CORPORATION

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Period From 1 April 1999 to 30 June 1999


(3)MINING AND MINERAL RIGHTS

The Company has acquired 70% of the mineral and mining rights and grants of the Klein Trekkopje Uranium Deposit. Nambia with a cost of US$8,580,000, together with development costs of US$1,605,821. The Company has an option to acquire the other 30% of the property for the aggregate sum of US$3,000,000 exercisable in increments of US$1,000,000 for 20%, and US$2,000,000 for the final 10%. This option can be exercised at any time during which the Company maintains its interest in the property.

                                                 30/6/99         31/3/99
                                                 US$              US$

Cost of acquisition                              10,434,451       10,415,821
Add: Research and development costs              53,926        18,630

                                                10,488,377       10,434,451

In early 1994 an agreement was reached whereby an adjacent property was acquired also known as Klein Trekkopje. Payment towards this acquisition was withheld until such time as the reports of the second phase were to be completed by the South African Atomic Energy, the current reserves of this adjacent property have a value of US$1,271,600,000.

In May 1997 the survey reports of the second phase have been finalized by the South African Atomic Energy Corporation and payments were effected accordingly. The Department of Mines and Energy in Namibia has informed Gulf Western Trading that the licences and grants of the concessions will be renewed with the provision that a further drilling programme is executed to determine the overhaul grade of the deposit. The drilling programme will be executed within a period of 6-7 months at a cost of 200,000 Namibian dollars.

The recoverability of this investment is dependent upon the Company obtaining the necessary financing to conduct actual mining operations calculated to provide sufficient revenues to recover the reserves acquisition, exploration and development costs, as well as any subsequent capitalized expenditures. The Company has no agreements, understanding or commitments that would generate the capital needed to finance the commencement of actual mining operations.



                     NEW CENTURY RESOURCES CORPORATION

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Period From 1 April 1999 to 30 June 1999


(4)NOTE PAYABLE SHAREHOLDER

The note payable to shareholder is non-interest bearing and will be repaid in the normal course of business as funds become available.

(5)SHARE CAPITAL

                                                30/6/99    31/3/99
                                                US$         US$

Authorised

50,000,000 preference shares at US$ 0.001 each   50,000      50,000
100,000,000 ordinary shares at US$ 0.001 each   100,000     100,000

                                                150,000     150,000
Issued
8,781,724 ordinary shares at US$ 0.001 each 8,482 8,482

During 1997, 520,000 of the issued ordinary shares were cancelled due to non-performance of the holders. As a result the issued share capital was reduced from USD 9.002 to USD 8.482.

6 REORGANIZATION

The Company entered into an Agreement and Plan of Reorganization with G.C. Gulf Western Trading Limited. (G.C.) During 1993 whereby the Company acquired all of the outstanding capital stock of G.C. in exchange for the issuance of an aggregate of up to 10,000,000 ordinary shares to the shareholders of G.C. of which 7,2000,000 shares were eventually issued. The reorganization is treated as a reverse acquisition because the shareholders of the subsidiary owned a controlling interest in the outstanding shares of the Company subsequent of the acquisition. The acquisition is recorded using the pooling interests method of accounting.

Since the reorganization is a reverse acquisition the Subsidiary is treated as the surviving entity for accounting purposes. The historical operations and assets of the Subsidiary are accounted for as the historical operations and assets of the Company and accumulated deficit of the Company is offset against capital paid in excess of par values.

                       NEW CENTURY RESOURCES CORPORATION

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Period From 1 April 1999 to 30 June 1999

7. GOING CONCERN

The Company's financial statements are prepared on a going concern basis which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has limited cash, liquid assets, and no established source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The Company intends to acquire as soon as practicable other existing entities with substantial revenues and assets through a combination of debt and equity financing. Until such time a shareholder of the Company has expressed his commitment to financially support the Company in order to meet its liabilities as they fall due.

                    NEW CENTURY RESOURCES CORPORATION
                                CERTIFICATE
Period From 1 April 1999 to 30 June 1999


I hereby certify, to the best of our knowledge and belief, as follows:

1. That the total proceeds and expenses of all transactions of the business for the year have been properly recorded as such in the books produced to Messrs KPMG.

2.That no reserve or suspense accounts other than those disclosed on the face of the balance sheet as at 31 December 1998 audited by Messrs KPMG exist in the books produced to them.

3.That all transactions affecting the business for the year under review have been properly recorded in the books produced to Messrs KPMG.

4.That all assets and liabilities have been properly taken up in such books as at 31 December 1998.

5.No events have occurred and no facts have been discovered since the year end which could materially affect the true and fair view of the accounts, nor are there any such matters which, although properly excluded from the accounts, need to be disclosed to the members in some other way.

6.The Company has no material contingent liabilities arising from litigation, potential claims or other matters than those disclosed in the accounts. All known material liabilities have been included in the accounts.

7.The impact of Year 2000 issues on the computer systems and applications of the
subsidiaries within the Group has been assessed and a remediation plan developed. All systems considered to be mission critical have been identified and addressed in the remediation plan.  We are committing and will continue to
commit necessary human and financial resources to complete the remediation
plan on a timely basis.   Year 2000 issues are not expected to have a
material
adverse effect o the Group's operations or financial results in the next 12 months.



/s/
Director

Nicosia.  4 February,  2000

                      New Century Resources Corporation

                       Consolidated Financial Statements

          Period From 1 January 1999 to 31 March 1999

       New Century Resources Corporation

  Consolidated Financial Statements

Period From 1 January 1999 to 31 March 1999

                    Contents

Officers and professional advisers                                 1

Auditors' report                                                           2

Consolidated profit and loss account                             3

Consolidated balance sheet                                                   4

Consolidated statement of shareholders' equity                 5

Consolidated cash flow statement                                  6

Notes to the consolidated financial statements                 7-11

Certificate                                                      12

                 New Century Resources Corporation

                   Officers and Professional Advisers


Directors                                                   George Christodoulou
                                                            Solon Piitarides

Secretary                                                   Chloe Papadopoulou

Auditors                                                   KPMG

KPMG

Certified Public Accountants (Cyprus)

Mail Address            Elma House                Telephone 02 678700
PO Box 21121            10 Mnasiadou Street       Telex 2973 logistics cy
1502 Nicosia            1502 Nicosia              Telefax 02 678200
Cyprus                  Cyprus
E-mail: nicosia@kpmg.com.cy

         Auditors' Report to the Board of Directors

                                  Of

                 New Century Resources Corporation

We have audited the consolidated financial statements on pages 3 to 11 and have obtained all the information and explanations we considered necessary. These financial statements are the responsibility of the Company's management. Our responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards of Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonab le basis for our opinion.

In our opinion proper books of account have been kept by the company and the financial statements, which are in agreement therewith, give a true and fair view of the state of affairs of New Century Resources Corporation and its subsidiary at 31 March 1999, and of the loss and cash flows of the Group for the period then ended in accordance with International Accounting Standards.

Without qualifying our opinion we draw attention to the fact that the consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company does not have significant cash or an established source of operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                          KPMG
                                                         /s/ KPMG
                                                         Certified Public

                      New Century Resources Corporation

      Consolidated Profit and Loss Account

Period From 1 January 1999 to 31 March 1999


                                                  1/1/99        1998
                                                  31/3/99
                                                  US$                 US$

Revenue

Consulting Fees                                   999             4,800
Interest Received                                   -                   12

                                                  999             4,812

Expenses

General and administrative                        920             4,183
Deprecation                                         79               629

                                                  999             4,812

Loss before tax                                       -            -
Provision for income tax                              -            -

Net Loss for the period                               -            -




The note on page 7 to 11 form an integral part of the financial statements

                          New Century Resources Corporation

                                  Consolidated Balance Sheet

                                       At 31 March 1999


                                                      31/3/99         1998
                               Note                   US$               US$

Assets

Non Current Assets
Property and equipment        2                             552          631
Mineral and Mining rights     3                      10,434,451   10,415,821
                                                     10,435,003   10,416,452

Current Assets
Cash and cash equivalents                                   567          573

TOTAL ASSETS                                          10,435,570  10,417,025

Equity and Liabilities

Capital and reserves
Issued capital                     5                       8,482       8,482
Capital paid in excess of par value                   11,111,544  11,111,544
Retained losses                                      ( 1,617,474)( 1,617,474)

                                                       9,502,552   9,502,552

Current Liabilities
Accounts Payable                                             574         574
Taxes payable                                                100         100
Note payable - shareholder            4                932,344     913,799

                                                       933,018     914,473

Total Equity and liabilities                          10,435,570  10,417,025




The notes on pages 7 to 11 form an integral part of the financial statements.

                          New Century Resources Corporation

             Consolidated Statement of Shareholders' Equity

                          Period From 1 January 1999 to 31 March 1999




         Capital Paid                                     Issued Capital
In Excess of             Retained
                              Shares             Amount    Par
value                  Losses
                                             No                   US$
US$                          US$

At 1 October 1999    8,481,724     8,482       11,111,544    (1,617,474)

Net loss for the period                  -        -             -         -

at 31 December 1999              8,481,724    8,482    11,111,544   (1,617,474)


The notes on pages 7 to 11 form an integral part of the financial statements.

                      New Century Resources Corporation

                      Consolidated Cash Flow Statement

Period From 1 January 1999 to 31 March 1999

                                                         1/1/99-
                                                          31/3/99       1998
                                                           US$           US$

Operating Activities

Net loss for the period                                    -           -
Adjustments to reconcile net loss to
 net cash outflow from operating activities:

Depreciation                                              79             629

Net Cash flow from operating activities                   79            629

Investing Activities

Investment in mining and mineral rights              (18,630)         -

Net Cash flow from investing activities              (18,630)         -

Financing Activities

Proceeds from notes payable - shareholders               18,545        (668)

Net Cash flow from financing activities                  18,545        (668)

Decrease in cash and cash equivalents                       (6)          (39)
Cash and cash equivalents at beginning of year            573             612

Cash and cash equivalents at end of year                  567             573


The notes on pages 7 to 11 form an integral part of the financial statements.

NEW CENTURY RESOURCES CORPORATION

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Period From 1 January 1999 to 31 March 1999


(1)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The consolidated financial statements presented are those of New Century Resources Corporation (the "Company") and its wholly-owned subsidiary, G. C. Gulf Western Trading Limited ("G. C."). The Company was incorporated in the state of Utah on 9 July 1979 as WEM Petroleum. Inc. On 11 January 1994 the Company's domicile was changed to Nevada. In October of 1993, the Company changed its name to New Century Resources Corporation and acquired 100% of the ordinary (common) shares of G. C. in a reserve acquisition with the Company in which the subsidiary became the operating Company. At the time of the acquisition, the Company was essentially inactive, with no operations or assets. The former shareholders of G. C. have obtained control of the Company as a result of the exchange of Company common shares for the common shares of
G. C.

Accounting Method
The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company selected a calendar year end.

Principles of Consolidation
The accompanying consolidated financial statements included the accounts of the Company and its wholly-owned subsidiary. All significant inter-company transactions have been eliminated.

Minerals and mining rights
Mineral and mining rights are stated at cost and will be amortized over the estimated life of the reserves.

Property equipment and depreciation
Property and equipment are sated at cost. Depreciation of property and equipment owned by the Company is computed using straight-line and accelerated methods over the estimated five to ten year useful lives of the related assets

Taxes on income
The Company is liable to the Republic of Cyprus for income taxes at a rate of 4.25% for the years ended 31 December 1998: US$ N11, and 31 December 1997:
US$ 11.

Cash and cash equivalents
For purpose of the consolidated statement of cash flows, the Company considers all highly investments with an original maturity of three months of less to be cash equivalents.

NEW CENTURY RESOURCES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Period From 1 January 1999 to 31 March 1999


I     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates
Management uses estimates and assumptions in preparing financial statement. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Significant estimates include the valuation of proved undeveloped reserves related to the mineral and mining rights. The mineral and mining rights constitute 99.9% of the total assets at 31 December 1997. The ultimate recovery of proved undeveloped reserves id dependent on the success of future development of the properties and the Company's ability to complete the development.

Reverse Stock Split
In October 1993 the Company's common stock was reverse split on a 1 for 91 share basis. All references to shares outstanding have been adjusted to reflect the reverse split on a retroactive basis.

Comparatives
Comparatives have been restated to be presented consistently with the current-year classification.

Foreign currency
Assets and liabilities of foreign operations have been translated into U.S. dollars at current, weighted-average and historical rates of exchange.
Income
and expense accounts have been translated into U.S. dollars at weight-average rates of exchange. Exchanges differences are remeasured into reporting currency and foreign currency gains and losses are reflected in the profit and loss account.


                       NEW CENTURY RESOURCES CORPORATION

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Period From 1 January 1999 to 31 March 1999

(2)PROPERTY AND EQUIPMENT

                                    Furniture
                                       and      Office
                                     fixtures   equipment    Totals
                                        US$      US$         US$
     Cost

     At 1 January 1999                3,149       6,717       9,866
     Additions/Disposals                  -           -           -
     At 31 March 1999              3,149       6,717       9,866

     Depreciation

     At 1 January 1999                2,846       6,389       9,235
     Charges for period                  38         41         79

     At 31 March 1999              2,884       6,430       9,314
     Net book value

     31 March 1999                   265         287         552

     31 December 1998                  303         328       631


                    NEW CENTURY RESOURCES CORPORATION

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Period From 1 January 1999 to 31 March 1999


(3)MINING AND MINERAL RIGHTS

The Company has acquired 70% of the mineral and mining rights and grants of the Klein Trekkopje Uranium Deposit. Nambia with a cost of US$8,580,000, together with development costs of US$1,605,821. The Company has an option to acquire the other 30% of the property for the aggregate sum of US$3,000,000 exercisable in increments of US$1,000,000 for 20%, and US$2,000,000 for the final 10%. This option can be exercised at any time during which the Company maintains its interest in the property.

                                                 1998         1997
                                                 US$              US$

Cost of acquisition                              10,415,821       10,415,821
Add: Research and development costs              18,630        -

                                                10,434,451       10,415,821

In early 1994 an agreement was reached whereby an adjacent property was acquired also known as Klein Trekkopje. Payment towards this acquisition was withheld until such time as the reports of the second phase were to be completed by the South African Atomic Energy, the current reserves of this adjacent property have a value of US$1,271,600,000.

In May 1997 the survey reports of the second phase have been finalized by the South African Atomic Energy Corporation and payments were effected accordingly. The Department of Mines and Energy in Namibia has informed Gulf Western Trading that the licences and grants of the concessions will be renewed with the provision that a further drilling programme is executed to determine the overhaul grade of the deposit. The drilling programme will be executed within a period of 6-7 months at a cost of 200,000 Namibian dollars.

The recoverability of this investment is dependent upon the Company obtaining the necessary financing to conduct actual mining operations calculated to provide sufficient revenues to recover the reserves acquisition, exploration and development costs, as well as any subsequent capitalized expenditures. The Company has no agreements, understanding or commitments that would generate the capital needed to finance the commencement of actual mining operations.



                     NEW CENTURY RESOURCES CORPORATION

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Period From 1 January 1999 to 31 March 1999


(4)NOTE PAYABLE SHAREHOLDER

The note payable to shareholder is non-interest bearing and will be repaid in the normal course of business as funds become available.

(5)SHARE CAPITAL

                                                31/3/99    1998
                                                US$          US$

Authorised

50,000,000 preference shares at US$ 0.001 each   50,000      50,000
100,000,000 ordinary shares at US$ 0.001 each   100,000     100,000

                                                150,000     150,000
Issued
8,781,724 ordinary shares at US$ 0.001 each 8,482 8,482

During 1997, 520,000 of the issued ordinary shares were cancelled due to non-performance of the holders. As a result the issued share capital was reduced from USD 9.002 to USD 8.482.

6 REORGANIZATION

The Company entered into an Agreement and Plan of Reorganization with G.C. Gulf Western Trading Limited. (G.C.) During 1993 whereby the Company acquired all of the outstanding capital stock of G.C. in exchange for the issuance of an aggregate of up to 10,000,000 ordinary shares to the shareholders of G.C. of which 7,2000,000 shares were eventually issued. The reorganization is treated as a reverse acquisition because the shareholders of the subsidiary owned a controlling interest in the outstanding shares of the Company subsequent of the acquisition. The acquisition is recorded using the pooling interests method of accounting.

Since the reorganization is a reverse acquisition the Subsidiary is treated as the surviving entity for accounting purposes. The historical operations and assets of the Subsidiary are accounted for as the historical operations and assets of the Company and accumulated deficit of the Company is offset against capital paid in excess of par values.

                       NEW CENTURY RESOURCES CORPORATION

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Period From 1 January 1999 to 31 March 1999

7. GOING CONCERN

The Company's financial statements are prepared on a going concern basis which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has limited cash, liquid assets, and no established source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The Company intends to acquire as soon as practicable other existing entities with substantial revenues and assets through a combination of debt and equity financing. Until such time a shareholder of the Company has expressed his commitment to financially support the Company in order to meet its liabilities as they fall due.

                    NEW CENTURY RESOURCES CORPORATION

                                CERTIFICATE
Period From 1 January 1999 to 31 March 1999


I hereby certify, to the best of our knowledge and belief, as follows:

1. That the total proceeds and expenses of all transactions of the business for the year have been properly recorded as such in the books produced to Messrs KPMG.

2.That no reserve or suspense accounts other than those disclosed on the face of the balance sheet as at 31 December 1998 audited by Messrs KPMG exist in the books produced to them.

3.That all transactions affecting the business for the year under review have been properly recorded in the books produced to Messrs KPMG.

4.That all assets and liabilities have been properly taken up in such books as at 31 December 1998.

5.No events have occurred and no facts have been discovered since the year end which could materially affect the true and fair view of the accounts, nor are there any such matters which, although properly excluded from the accounts, need to be disclosed to the members in some other way.

6.The Company has no material contingent liabilities arising from litigation, potential claims or other matters than those disclosed in the accounts. All known material liabilities have been included in the accounts.

7.The impact of Year 2000 issues on the computer systems and applications of the
subsidiaries within the Group has been assessed and a remediation plan developed. All systems considered to be mission critical have been identified and addressed in the remediation plan.  We are committing and will continue to
commit necessary human and financial resources to complete the remediation
plan on a timely basis.   Year 2000 issues are not expected to have a
material
adverse effect o the Group's operations or financial results in the next 12 months.



/s/
Director

Nicosia.  4 February,  2000

                                     New Century Resources Corporation

                                         Consolidated Financial Statements

                                           Year Ended 31 December 1998

                                      New Century Resources Corporation

                                         Consolidated Financial Statements

                                           Year Ended 31 December 1998
                                                         CONTENTS

Officers and professional advisers                                         1

Auditors' report                                                           2

Consolidated profit and loss account                                       3

Consolidated balance sheet                                                 4

Consolidated statement of shareholders' equity                             5

Consolidated cash flow statements                                          6

Notes to the consolidated financial statements                            7-12

Certificate                                                                13

                                      New Century Resources Corporation

                                          Officers and Professional Advisers

Directors                                             George Christodoulou
                                                      Solon Piitarides
Secretary                                             Chloe Papadopoulou

Auditors                                                           KPMG

KPMG

Certified Public Accountants (Cyprus)

Mail Address            Elma House                Telephone 02 678700
PO Box 21121            10 Mnasiadou Street       Telex 2973 logistics cy
1502 Nicosia            1502 Nicosia              Telefax 02 678200
Cyprus                  Cyprus
E-mail: nicosia@kpmg.com.cy

                    AUDITORS' REPORT TO THE BOARD OF DIRECTORS
                                         OF
                           NEW CENTURY RESOURCES CORPORATIONS
   We have audited the consolidated financial statements on pages 3 to 12 and have obtained all the information and explanations we considered necessary. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evacuating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion proper books of account have been kept by the company and the financial statements, which are in agreement therewith, give a true and fair view of the state of affairs of New Century Resources Corporation and its subsidiary at 31 December, 1998 and of the loss and cash flows of the Group of the year then ended in accordance with International Accounting Standards.

   Without qualifying our opinion we draw attention to the fact that the consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company does not have significant cash or an established sources of operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                          KPMG
                                                         /s/ KPMG
                                                         Certified Public
Accountants (Cyprus)

                                    New Century Resources Corporation

                                   Consolidated Profit and Loss Account

                                      Year ended 31 December 1998

                                                  1998               1997
                                                  US$                 US$

Revenue

Consulting Fees                                   4,800             4,750
Interest received                                    12                12

                                                  4,812             4,762

Expenses

General and administrative                        4,183             5,070
Deprecation                                         629               987

                                                  4,812             6,057

Loss before tax                                       -            (1,295)
Provision for income tax                              -            (   11)

Net Loss for the year                                 -            (1,306)




The note on page 7 to 12 form an integral part of the financial statements

                          New Century Resources Corporation

                                  Consolidated Balance Sheet

                                       At 31 December 1998


                                                      1998             1997
                               Note                   US$               US$

Assets

Non Current Assets
Property and equipment        2                             631        1,260
Mineral and Mining rights     3                      10,415,821   10,415,821
                                                     10,416,452   10,417,081

Current Assets
Cash and cash equivalents                                   573          612

TOTAL ASSETS                                          10,417,025  10,417,693

Equity and Liabilities

Capital and reserves
Issued capital                     5                       8,482       8,482
Capital paid in excess of par value                   11,111,544  11,111,544
Retained losses                                      ( 1,617,474)( 1,617,474)

                                                       9,502,552   9,502,552

Current Liabilities
Accounts Payable                                             574         574
Taxes payable                                                100         100
Note payable - shareholder            4                  913,799     914,467

                                                         914,473     915,141

Total Equity and liabilities                          10,417,025  10,417,693

These financial statements were approved by the Board of Directors on 24 January 2000.

/s/KPGM


The notes on pages 7 to 12 form an integral part of the financial statements.

                          New Century Resources Corporation

             Consolidated Statement of Shareholders' Equity

                          Year Ended 31 December 1998




         Capital Paid                                     Issued Capital
In Excess of             Retained
                              Shares             Amount    Par
value                  Losses
                                             No                   US$
US$                          US$

At 1 January 1997                9,001,724    9,002    11,109,599
(1,616,168)
(Redemption)/contribution
  Of capital                    (  520,000)  (  520)        1,945           -
Net loss for the year                    -        -             -   (
1,306)

At 1 January 1998                8,481,724    8,482    11,111,544
(1,617,474)

Net Loss for the year                    -        -             -            -

at 31 December 1998              8,481,724    8,482    11,111,544
(1,617,474)


The notes on pages 7 to 12 form an integral part of the financial statements.

                      New Century Resources Corporation

                      Consolidated Cash Flow Statement
                      Year ended 31 December 1998

                                                         1998           1997
                                                          US$           US$

Operating Activities

Net loss for the year                                      -           (1,306)
Adjustments to reconcile net loss to
 net cash outflow from operating activities:

Depreciation                                              629             987
   Increase is accounts payable                             -              13

Net Cash flow from operating activities                   629            (306)

Investing Activities

Investment in mining and mineral rights                     -         (95,000)

Net Cash flow from investing activities                     -         (95,000)

Financing Activities

Contributed capital                                         -           1,425
Proceeds from notes payable - shareholders               (668)         93,870

Net Cash flow from financing activities                  (668)         95,295

Decrease in cash and cash equivalents                    ( 39)        (    11)
Cash and cash equivalents at beginning of year            612             623

Cash and cash equivalents at end of year                  573             612


The notes on pages 7 to 12 form an integral part of the financial statements.

                     NEW CENTURY RESOURCES CORPORATION

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     Year ending 31 December 1998

(1)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The consolidated financial statements presented are those of New Century Resources Corporation (the "Company") and its wholly-owned subsidiary, G. C. Guld Western Trading Limited ("G. C."). The Company was incorporated in the state of Utah on 9 July 1979 as WEM Petroleum. Inc. On January 1994 the Company's domicile was changed to Nevada. In October of 1993, the Company changed its name to New Century Resources Corporation and acquired 100% of the ordinary (common) shares of G. C. in a reserve acquisition with the Company in which the subsidiary became the operating Company. At the time of the acquisition, the Company was essentially inactive, with no operations or assets. The former shareholders of G. C. have obtained control of the Company as a result of the exchange of Company common shares for the common shares of
G. C.

Accounting Method
The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company selected a calendar year end.

Principles of Consolidation
The accompanying consolidated financial statements included the accounts of the Company and its wholly-owned subsidiary. All significant inter-company transactions have been eliminated.

Minerals and mining rights
Mineral and mining rights are stated at cost and will be amortized over the estimated life of the reserves.

Property equipment and depreciation
Property and equipment are sated at cost. Depreciation of property and equipment owned by the Company is computed using straight-line and accelerated methods over the estimated five to ten year useful lives of the related assets

Taxes on income
The Company is liable to the Republic of Cyprus for income taxes at a rate of 4.25% for the years ended 31 December 1998: US$ N11, and 31 December 1997:
US$
11.

Cash and cash equivalents
For purpose of the consolidated statement of cash flows, the Company considers all highly investments with an original maturity of three months of less to be cash equivalents.
NEW CENTURY RESOURCES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ending 31 December 1998


I     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates
Management uses estimates and assumptions in preparing financial statement. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Significant estimates include the valuation of proved undeveloped reserves related to the mineral and mining rights. The mineral and mining rights constitute 99.9% of the total assets at 31 December 1997. The ultimate recovery of proved undeveloped reserves id dependent on the success of future development of the properties and the Company's ability to complete the development.

Reverse Stock Split
In October 1993 the Company's common stock was reverse split on a 1 for 91 share basis. All references to shares outstanding have been adjusted to reflect the reverse split on a retroactive basis.
Comparatives
Comparatives have been restated to be presented consistently with the current-year classification.

Foreign currency
Assets and liabilities of foreign operations have been translated into U.S. dollars at current, weighted-average and historical rates of exchange.
Income
and expense accounts have been translated into U.S. dollars at weight-average rates of exchange. Exchanges differences are remeasured into reporting currency and foreign currency gains and losses are reflected in the profit and loss account.


                       NEW CENTURY RESOURCES CORPORATION

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        Year ending 31 December 1998

(2)PROPERTY AND EQUIPMENT

                                    Furniture
                                       and      Office
                                     fixtures   equipment    Totals
                                        US$      US$         US$
     Cost

     At 1 January 1998                3,149       6,717       9,866
     Additions/Disposals                  -           -           -

     At 31 December 1998              3,149       6,717       9,866

     Depreciation

     At 1 January 1998                2,531       6,075       8,606
     Charges for year                   315         314         629

     At 31 December 1998              2,846       6,389       9,235
     Net book value

     31 December 1998                   303         328         631

     31 December 1997                   618         642       1,260


                    NEW CENTURY RESOURCES CORPORATION

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                    Year ending 31 December 1998


(3)MINING AND MINERAL RIGHTS

The Company has acquired 70% of the mineral and mining rights and grants of the Klein Trekkopje Uranium Deposit. Nambia with a cost of US$8,580,000, together with development costs of US$1,605,821. The Company has an option to acquire the other 30% of the property for the aggregate sum of US$3,000,000 exercisable in increments of US$1,000,000 for 20%, and US$2,000,000 for the final 10%. This option can be exercised at any time during which the Company maintains its interest in the property.

                                                 1998             1997
                                                 US$              US$

Cost of acquisition                              8,580,000        8,580,821
Add: Research and development costs              1,835,821        1,835,821

                                                10,415,821       10,415,821

In early 1994 an agreement was reached whereby an adjacent property was acquired also known as Klein Trekkopje. Payment towards this acquisition was withheld until such time as the reports of the second phase were to be completed by the South African Atomic Energy, the current reserves of this adjacent property have a value of US$1,271,600,000.
In May 1997 the survey reports of the second phase have been finalized by the South African Atomic Energy Corporation and payments were effected accordingly. The Department of Mines and Energy in Namibia has informed Gulf Western Trading that the licences and grants of the concessions will be renewed with the provision that a further drilling programme is executed to determine the overhaul grade of the deposit. The drilling programme will be executed within a period of 6-7 months at a cost of 200,000 Namibian dollars.

The recoverability of this investment is dependent upon the Company obtaining the necessary financing to conduct actual mining operations calculated to provide sufficient revenues to recover the reserves acquisition, exploration and development costs, as well as any subsequent capitalized expenditures. The Company has no agreements, understanding or commitments that would generate the capital needed to finance the commencement of actual mining operations.



                     NEW CENTURY RESOURCES CORPORATION

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                      Year ending 31 December 1998


(4)NOTE PAYABLE SHAREHOLDER

The note payable to shareholder is non-interest bearing and will be repaid in the normal course of business as funds become available.

(5)SHARE CAPITAL

                                                1998        1997
                                                US$          US$

Authorised

50,000,000 preference shares at US$ 0.001 each   50,000      50,000
100,000,000 ordinary shares at US$ 0.001 each   100,000     100,000

                                                150,000     150,000
Issued

8,781,724 ordinary shares at US$ 0.001 each 8,482 8,482
During 1997, 520,000 of the issued ordinary shares were cancelled due to non-performance of the holders. As a result the issued share capital was reduced from USD 9.002 to USD 8.482.

6REORGANIZATION

The Company entered into an Agreement and Plan of Reorganization with G.C. Gulf Western Trading Limited. (G.C.) During 1993 whereby the Company acquired all of the outstanding capital stock of G.C. in exchange for the issuance of an aggregate of up to 10,000,000 ordinary shares to the shareholders of G.C. of which 7,2000,000 shares were eventually issued. The reorganization is treated as a reverse acquisition because the shareholders of the subsidiary owned a controlling interest in the outstanding shares of the Company subsequent of the acquisition. The acquisition is recorded using the pooling interests method of accounting.

Since the reorganization is a reverse acquisition the Subsidiary is treated as the surviving entity for accounting purposes. The historical operations and assets of the Subsidiary are accounted for as the historical operations and assets of the Company and accumulated deficit of the Company is offset against capital paid in excess of par values.

                       NEW CENTURY RESOURCES CORPORATION

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       Year ending 31 December 1998

7. GOING CONCERN

The Company's financial statements are prepared on a going concern basis which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has limited cash, liquid assets, and no established source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The Company intends to acquire as soon as practicable other existing entities with substantial revenues and assets through a combination of debt and equity financing. Until such time a shareholder of the Company has expressed his commitment to financially support the Company in order to meet its liabilities as they fall due.

                    NEW CENTURY RESOURCES CORPORATION

                                CERTIFICATE
                      Year ending 31 December 1998


I hereby certify, to the best of our knowledge and belief, as follows:

1. That the total proceeds and expenses of all transactions of the business for the year have been properly recorded as such in the books produced to Messrs KPMG.

2.That no reserve or suspense accounts other than those disclosed on the face of the balance sheet as at 31 December 1998 audited by Messrs KPMG exist in the books produced to them.

3.That all transactions affecting the business for the year under review have been properly recorded in the books produced to Messrs KPMG.

4.That all assets and liabilities have been properly taken up in such books as at 31 December 1998.

5.No events have occurred and no facts have been discovered since the year end which could materially affect the true and fair view of the accounts, nor are there any such matters which, although properly excluded from the accounts, need to be disclosed to the members in some other way.

6.The Company has no material contingent liabilities arising from litigation, potential claims or other matters than those disclosed in the accounts. All known material liabilities have been included in the accounts.

7.The impact of Year 2000 issues on the computer systems and applications of the
subsidiaries within the Group has been assessed and a remediation plan developed. All systems considered to be mission critical have been identified and addressed in the remediation plan.  We are committing and will continue to
commit necessary human and financial resources to complete the remediation
plan on a timely basis.   Year 2000 issues are not expected to have a
material
adverse effect o the Group's operations or financial results in the next 12 months.



/s/
Director

Nicosia.  24 January 2000

PART III

EX-3.(i)      Articles of Incorporation
EX-3.(ii)     Artciles of Amendment
EX-3.(iii)     Articles of Incorporation
EX-3.(iv)     Articles of Merger
EX-3.(v)     Bylaws
EX-10        Agreement

                                 SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

          NEW CENTURY RESOURCES CORPORATION



          /s/ George Christodoulou
          George Christodoulou, President and Chief
          Executive Officer